     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER    , 1998

                                        1933 Act Registration No.  333-
                                            1940 Act Registration No.  811-05721

                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549
                                      FORM N-4
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                /X/

                            PRE-EFFECTIVE AMENDMENT NO.
                            POST-EFFECTIVE AMENDMENT NO.

                                        and

          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                  AMENDMENT NO. 15

                    LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT H
                             (EXACT NAME OF REGISTRANT)
                    THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                (NAME OF DEPOSITOR)

        1300 South Clinton Street, P.O. Box 1110, Fort Wayne, Indiana 46802
                (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                 DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE
                                   (219)455-2000

                                        COPY TO:
Jack D.  Hunter, Esquire                Kimberly J.  Smith, Esquire
Lincoln National Corporation            Sutherland, Asbill & Brennan LLP
200 East Berry Street                   1275 Pennsylvania Ave., N.W.
Fort Wayne, Indiana 46802               Washington, DC 20004
(NAME AND ADDRESS OF
AGENT FOR SERVICE)

                   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of the Registration Statement.

Title of Securities: Interests in a separate account under individual flexible payment deferred variable annuity contracts.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

        LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT H (Shareholder's Advantage)

                                CROSS REFERENCE SHEET
                        (PURSUANT TO RULE 495 OF REGULATION C
                          UNDER THE SECURITIES ACT OF 1933)
                        RELATING TO ITEMS REQUIRED BY FORM N-4


N-4 ITEM    CAPTION IN PROSPECTUS (PART A)
--------    ------------------------------

 1.         Cover page

 2.         Special terms

 3.  (a)    Expense table
     (b)    Synopsis
     (c)    Synopsis
     (d)    Not applicable

 4.  (a)    Not applicable
     (b)    Investment Results
     (c)    Financial Statements

 5.  (a)    Cover Page; Lincoln National Life Insurance Company
     (b)    Variable Annuity Account; Investments of the Variable Annuity
            Account; Cover Page
     (c)    Investments of the Variable Annuity Account; Investment Advisor;
            Investments of the variable annuity Description of the series
     (d)    Cover page
     (e)    Voting rights
     (f)    Not applicable

 6.  (a)    Charges and other deductions
     (b)    Charges and other deductions
     (c)    Charges and other deductions
     (d)    The Contracts - commissions
     (e)    Charges and other deductions
     (f)    Charges and other deductions
     (g)    Not applicable

 7.  (a)    The contracts; Investments of the variable annuity account; Annuity payouts; Voting rights; Return privilege
     (b)    Investments of the variable annuity account; The Contracts; Cover page
     (c)    The Contracts
     (d)    The Contracts

                 CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4


N-4 ITEM    CAPTION IN PROSPECTUS (PART A)
--------    ------------------------------

 8.  (a)    Annuity payouts
     (b)    Annuity payouts
     (c)    Annuity payouts
     (d)    Annuity payouts
     (e)    Annuity payouts
     (f)    The Contracts; Annuity payouts

 9.  (a)    The contracts; Annuity payouts
     (b)    The contracts; Annuity payouts

10.  (a)    The contracts; Cover page; Charges and other deductions
     (b)    The contracts; Investments of the variable annuity account
     (c)    The contracts
     (d)    Distribution of the contracts

11.  (a)    The contracts
     (b)    Restrictions under the Texas Optional Retirement Program
     (c)    The contracts
     (d)    The contracts
     (e)    Return privilege

12.  (a)    Federal tax status
     (b)    Cover page; Federal tax status
     (c)    Federal tax status

13.         Legal proceedings

14. Table of Contents to the Statement of Additional Information (SAI) for Lincoln National Variable Annuity Account H American Legacy

            CAPTION IN STATEMENT OF ADDITIONAL
N-4 ITEM    INFORMATION (PART B) (CONTINUED)
--------    ----------------------------------

15.         Cover Page for Part B

16.         Cover Page for Part B

17.  (a)    Not applicable
     (b)    Not applicable
     (c)    General Information and History of the Lincoln National Life
            Insurance Company (Lincoln Life)

                 CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4

            CAPTION IN STATEMENT OF ADDITIONAL
N-4 ITEM    INFORMATION   (PART B)
--------    ----------------------------------

18.  (a)    Not applicable
     (b)    Not applicable
     (c)    Services
     (d)    Not applicable
     (e)    Not applicable
     (f)    Not applicable

19.  (a)    Purchase of securities being offered
     (b)    Purchase of Securities being offered

20.  (a)    Not applicable
     (b)    Principal underwriters
     (c)    Not applicable
     (d)    Not applicable

21.         Calculation of investment results

22.         Annuity payouts

23.  (a)    Financial statements -- Lincoln National Variable Annuity Account H
            (to be filed by amendment)
     (b)    Financial statements -- The Lincoln National Life Insurance Company
            (to be filed by amendment)

AMERICAN LEGACY SHAREHOLDER'S ADVANTAGE
LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT H
INDIVIDUAL VARIABLE ANNUITY CONTRACTS

ISSUED BY:
Lincoln National Life Insurance Co.
1300 South Clinton Street
Fort Wayne, Indiana 46802

This Prospectus describes the individual FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT (CONTRACT OR VARIABLE ANNUITY CONTRACT) issued by The Lincoln National Life Insurance Company (LINCOLN LIFE). It is primarily for use with the following retirement plans qualified for special tax treatment (qualified plans) under the Internal Revenue Code of 1986, as amended (the CODE):

1. Lump sum transfers and rollovers for employees of public school systems and certain tax-exempt organizations [403(b)];

2. Individual retirement annuities (IRA);

3. Roth IRAs.

Consult your investment dealer as to the availability of this CONTRACT for other qualified plans.

The CONTRACT described in this Prospectus is also offered as a nonqualified CONTRACT. A nonqualified CONTRACT can be owned jointly only by spouses.

The CONTRACT offers you the accumulation of CONTRACT VALUE and payment of periodic annuity benefits. These benefits may be paid on a variable or fixed basis or a combination of both. Annuity benefits start at an ANNUITY COMMENCEMENT DATE which you select. If the CONTRACTOWNER dies before the ANNUITY COMMENCEMENT DATE, the ENHANCED GUARANTEED MINIMUM DEATH BENEFIT (EGMDB) will be paid if in effect. If the EGMDB is not in effect, a DEATH BENEFIT equal to the GUARANTEE OF PRINCIPAL will be paid to the BENEFICIARY. (See Death benefit before annuity commencement date.) The EGMDB is not available under CONTRACTS used for qualified plans (other than IRAs and Roth IRAs) or if the CONTRACTOWNER'S issue age is 75 or more.

The minimum initial GROSS PURCHASE PAYMENT for the CONTRACT is:

1. $1,500 for a nonqualified plan and a 403(b) transfer/ rollover or

2. $300 for a qualified plan.

The minimum GROSS PURCHASE PAYMENT to the CONTRACT is $100 per payment ($25 if transmitted electronically), subject to a $300 annual minimum.

All investments (NET PURCHASE PAYMENTS) for benefits on a variable basis will be placed in Lincoln National Variable Annuity Account H (VARIABLE ANNUITY ACCOUNT [VAA]). The VAA is a segregated investment account of LINCOLN LIFE, which is the DEPOSITOR. Based upon your instructions, the VAA invests NET PURCHASE PAYMENTS (at net asset value) in Class 2 shares of one or more specified funds of the American Variable Insurance Series (SERIES): Global Growth Fund, Global Small Capitalization Fund, Growth Fund, Growth-Income Fund, International Fund, Asset Allocation Fund, High-Yield Bond Fund, Bond Fund, U.S. Government/AAA-Rated Securities Fund, and Cash Management Fund. Both the value of a CONTRACT before the ANNUITY COMMENCEMENT DATE and the amounts applied for afterward will depend upon the investment performance of the FUND(S) selected. Investments in these FUNDS are neither insured nor guaranteed by the U.S. Government or by any other person or entity.

NET PURCHASE PAYMENTS for benefits on a fixed basis will be placed in either the GUARANTEED INTEREST ACCOUNT (GIA) or the DOLLAR COST AVERAGING (DCA) FIXED ACCOUNT. The GIA is a segregated investment account of LINCOLN LIFE. Based upon your instructions, NET PURCHASE PAYMENTS will be invested in GUARANTEED PERIOD SUBACCOUNTS, each with its associated GUARANTEED INTEREST RATE. There may be a market value adjustment applicable to any funds that are prematurely moved out of a GUARANTEED PERIOD SUBACCOUNT or DCA FIXED ACCOUNT. Investments in these CONTRACTS are neither insured nor guaranteed by the U.S. Government or by any other person or entity.

The DCA FIXED ACCOUNT is part of our GENERAL ACCOUNT. However, this Prospectus deals only with those elements of the CONTRACTS relating to the VAA, except where reference to the DCA FIXED ACCOUNT or GIA is made.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus details the information regarding the VAA that you should know before investing. This booklet also includes a current Prospectus of the SERIES. Both should be read carefully before investing and kept for future reference.

A STATEMENT OF ADDITIONAL INFORMATION (SAI), dated          , 1998, concerning
the VAA has been filed with the SEC and is incorporated by this reference into this Prospectus. If you would like a free copy, complete and mail the enclosed card, or call 1-800-942-5500. A table of contents for the SAI appears on the last page of this Prospectus.

This Prospectus is dated          , 1998.

TABLE OF CONTENTS

                                              PAGE
------------------------------------------------------
Special terms                                       3
------------------------------------------------------
Expense tables                                      5
------------------------------------------------------
Synopsis                                            7
------------------------------------------------------
Investment results                                  9
------------------------------------------------------
Financial statements                                9
------------------------------------------------------
Lincoln National Life Insurance Co.                 9
------------------------------------------------------
Fixed side of the contract                          9
------------------------------------------------------
Variable annuity account (VAA)                      9
------------------------------------------------------
Investments of the variable annuity
account                                            10
------------------------------------------------------
Charges and other deductions                       12
------------------------------------------------------
The contracts                                      13
------------------------------------------------------
Annuity payouts                                    17
------------------------------------------------------

                                              PAGE
------------------------------------------------------
Guaranteed Interest Account (GIA)                  18
------------------------------------------------------
Federal tax status                                 20
------------------------------------------------------
Voting rights                                      21
------------------------------------------------------
Distribution of the contracts                      21
------------------------------------------------------
Return privilege                                   22
------------------------------------------------------
State regulation                                   22
------------------------------------------------------
Restrictions under the Texas Optional
Retirement Program                                 22
------------------------------------------------------
Records and reports                                22
------------------------------------------------------
Other information                                  22
------------------------------------------------------
Statement of additional information table
of contents for Variable Annuity Account
H American Legacy Shareholder's Advantage          24
------------------------------------------------------

SPECIAL TERMS

(Throughout this Prospectus, in order to make the following documents more understandable to you, we have italicized the special terms.)

ACCUMULATION UNIT -- A measure used to calculate CONTRACT VALUE for the variable side of the CONTRACT before the ANNUITY COMMENCEMENT DATE. See The contracts.

ADVISOR OR INVESTMENT ADVISOR -- Capital Research and Management Co. (CRMC), which provides investment management services to the SERIES. See Investment advisor.

ANNUITANT OR JOINT ANNUITANT -- The person(s) upon whose life the ANNUITY BENEFIT PAYMENTS made after the ANNUITY COMMENCEMENT DATE will be based.

ANNUITY COMMENCEMENT DATE -- The VALUATION DATE when the CONTRACT VALUE, adjusted by applicable market value adjustments, is withdrawn or converted into ANNUITY UNITS or fixed dollar payout for payment of annuity benefits under the ANNUITY PAYOUT OPTION selected. For purposes of determining whether an event occurs before or after the ANNUITY COMMENCEMENT DATE, the ANNUITY COMMENCEMENT DATE is deemed to begin at close of business on the VALUATION DATE.

ANNUITY PAYOUT OPTION -- An optional form of payout of the annuity available within the CONTRACT. See Annuity payouts.

ANNUITY PAYOUT -- An amount paid at regular intervals after the ANNUITY COMMENCEMENT DATE under one of several options available to the ANNUITANT and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

ANNUITY UNIT -- A measure used to calculate the amount of ANNUITY PAYOUTS after the ANNUITY COMMENCEMENT DATE. See Annuity payouts.

BENEFICIARY -- The person whom you designate to receive the DEATH BENEFIT, if any, in case of the CONTRACTOWNER'S death.

CODE -- The Internal Revenue Code of 1986, as amended.

CONTRACT (VARIABLE ANNUITY CONTRACT) -- The agreement between you and us providing a variable annuity.

CONTRACTOWNER (you, your, owner) -- The person who has the ability to exercise the rights within the CONTRACT (decides on investment allocations, transfers, payout option, designates the BENEFICIARY, etc.). Usually, but not always, the owner is also the ANNUITANT.

CONTRACT VALUE -- At a given time, the total value of all ACCUMULATION UNITS for a CONTRACT plus the value of the fixed side of the CONTRACT.

CONTRACT YEAR -- Each one-year period starting with the effective date of the CONTRACT and starting with each CONTRACT anniversary after that.

DCA FIXED ACCOUNT -- An account, established to accept NET PURCHASE PAYMENTS or transfers of CONTRACT VALUE, that may only be used for DOLLAR COST AVERAGING purposes. The DCA FIXED ACCOUNT is a part of the GENERAL ACCOUNT of LINCOLN LIFE.

DEATH BENEFIT -- The amount payable to your designated BENEFICIARY if the owner dies before the ANNUITY COMMENCE-MENT DATE. See The contracts.

DEPOSITOR -- Lincoln National Life Insurance Co.

DOLLAR COST AVERAGING (DCA) -- An option that allows automatic transfers of NET PURCHASE PAYMENTS or CONTRACT VALUE in equal periodic installments over a defined period in accordance with LINCOLN LIFE procedures. The transfers are from the DCA FIXED ACCOUNT or VARIABLE SUBACCOUNT(S) made available by LINCOLN LIFE for this purpose to one or more VARIABLE SUBACCOUNT(S) or GUARANTEED PERIOD SUBACCOUNTS available under this CONTRACT and selected by the OWNER. Any interest credited or other gains, if any, attributable to the DCA FIXED ACCOUNT or VARIABLE SUBACCOUNT will be transferred with the final DCA transfer.

ENHANCED GUARANTEED MINIMUM DEATH BENEFIT (EGMDB) -- The EGMDB is the greater of: (1) CONTRACT VALUE as of the day on which LINCOLN LIFE approves the payment of a DEATH BENEFIT claim; or (2) the highest CONTRACT VALUE on any policy anniversary date (including the inception date) from the time the EGMDB takes effect up to and including the CONTRACTOWNER'S age 75. The highest CONTRACT VALUE so determined is then increased by NET PURCHASE PAYMENTS and decreased by partial WITHDRAWALS, and any premium taxes made, effected or incurred subsequent to the anniversary date on which the highest CONTRACT VALUE is obtained.

EXPIRATION DATE(S) -- The date(s) on which the GUARANTEED PERIOD(S), if any, will end.

FLEXIBLE PREMIUM DEFERRED CONTRACT -- An annuity CONTRACT with an initial purchase payment, allowing additional purchase payments to be made, and with ANNUITY PAYOUTS beginning at a future date.

FUND -- Any of the underlying investment options available in the SERIES in which your NET PURCHASE PAYMENTS are invested.

GENERAL ACCOUNT -- An account consisting of all assets owned by LINCOLN LIFE other than those assets in segregated investment accounts.

GROSS PURCHASE PAYMENT -- Amounts paid into this CONTRACT before deduction of the SALES CHARGE.

GUARANTEE OF PRINCIPAL -- The DEATH BENEFIT payable if the EGMDB is not in effect. The GUARANTEE OF PRINCIPAL is equal to the greater of: (1) the CONTRACT VALUE as of the day on which LINCOLN LIFE approves the DEATH BENEFIT claim; or
(2) the sum of all NET PURCHASE PAYMENTS minus WITHDRAWALS and any premium taxes made.

GUARANTEED INTEREST ACCOUNT (GIA) -- The segregated investment account into which LINCOLN LIFE sets aside and invests assets allocated to GUARANTEED PERIOD SUBACCOUNTS.

GUARANTEED INTEREST RATE -- The effective annual rate of interest LINCOLN LIFE guarantees to credit on NET PURCHASE PAYMENTS or CONTRACT VALUE allocated to each GUARANTEED PERIOD SUBACCOUNT.

GUARANTEED PERIOD -- The length, in years, of the period during which an initial or subsequent GUARANTEED INTEREST

RATE will be credited. The GUARANTEED PERIOD is selected by the OWNER from those made available by LINCOLN LIFE at the time of selection.

GUARANTEED PERIOD SUBACCOUNT -- That portion of the GUARANTEED INTEREST ACCOUNT which accepts NET PURCHASE PAYMENTS or transfers for each GUARANTEED PERIOD at each GUARANTEED INTEREST RATE.

HOME OFFICE -- The headquarters of Lincoln National Life Insurance Co., located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

LINCOLN LIFE (we, us, our) -- Lincoln National Life Insurance Co.

MATURITY DATE -- The date specified on the Contract Data Pages of the CONTRACT.

NET ASSET VALUE PER SHARE -- The market value of a FUND share calculated each day by taking the closing market value of all securities owned, adding the value of all other assets (such as cash), subtracting all liabilities, and then dividing the result (total net assets) by the number of shares of the FUND outstanding.

NET PURCHASE PAYMENT -- An amount equal to the GROSS PURCHASE PAYMENT less the SALES CHARGE. The NET PURCHASE PAYMENTS is the amount allocated into the GUARANTEED INTEREST ACCOUNT, the DCA FIXED ACCOUNT and/or the VARIABLE ACCOUNT.

QUALIFIED PLAN -- A retirement plan qualified for special tax treatment under the Internal Revenue Code of 1986, as amended, including Sections 401, 403, 408, 408A and 457. All other plans are considered non-qualified.

SALES CHARGE -- A charge deducted from each GROSS PURCHASE PAYMENT prior to allocation into the GUARANTEED INTEREST ACCOUNT, the DCA FIXED ACCOUNT and/or the VARIABLE ACCOUNT, expressed as a percentage of the GROSS PURCHASE PAYMENT.

SERIES -- American Variable Insurance Series (SERIES), the FUNDS in which PURCHASE PAYMENTS are invested.

STATEMENT OF ADDITIONAL INFORMATION (SAI) -- A document required by the SEC to be provided upon request to a prospective purchaser of a CONTRACT, you. This free document gives more information about LINCOLN LIFE, the GIA, the VAA and the VARIABLE ANNUITY CONTRACT.

VALUATION DATE -- Each day the New York Stock Exchange (NYSE) is open for trading.

VALUATION PERIOD -- The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (VALUATION
DATE) and ending at the close of such trading on the next VALUATION DATE.

VARIABLE ANNUITY ACCOUNT (VAA) -- The segregated investment account, Account H, into which LINCOLN LIFE sets aside and invests the assets for the variable side of the CONTRACT offered in this Prospectus.

VARIABLE SUBACCOUNT OR AMERICAN LEGACY SHAREHOLDER'S ADVANTAGE VARIABLE SUBACCOUNT -- That portion of the VAA that reflects investments in ACCUMULATION and ANNUITY UNITS of a class of a particular FUND available under the CONTRACTS. There is a separate VARIABLE SUBACCOUNT which corresponds to each FUND.

WITHDRAWAL -- A CONTRACT right that allows you to obtain a portion of your CASH VALUE.

EXPENSE TABLES

CONTRACTOWNER TRANSACTION EXPENSES:

    The maximum SALES CHARGE (as a percentage of GROSS PURCHASE
    PAYMENTS):    5.75%.

The SALES CHARGE percentage decreases as the value accumulated under certain of the owner's investment increases. (See Charges and other deductions).

--------------------------------------------------------------------------------
VARIABLE ANNUITY ACCOUNT H ANNUAL EXPENSES FOR AMERICAN LEGACY SHAREHOLDER'S ADVANTAGE VARIABLE SUBACCOUNTS*:
(as a percentage of average account value for each VARIABLE SUBACCOUNT):

                                                                  FOR EACH SUBACCOUNT*   FOR EACH SUBACCOUNT*
                                                                  WITH EGMDB             WITHOUT EGMDB
Mortality and expense risk fees                                             0.59%                  0.50%
Administrative charge                                                        .10%                   .10%
                                                                           ------                 ------
Total annual expenses for AMERICAN LEGACY SHAREHOLDER'S
ADVANTAGE VARIABLE SUBACCOUNTS                                              0.69%                  0.60%

ANNUAL EXPENSES OF THE FUNDS FOR THE YEAR ENDED NOVEMBER 30, 199 :

(as a percentage of each FUND'S average net assets):

                                           MANAGEMENT       12b-1          OTHER          TOTAL
                                           FEES         +   FEES       +   EXPENSES   =   EXPENSES
----------------------------------------------------------------------------------------------------
 1. Global Growth                          %                .25%           %              %
----------------------------------------------------------------------------------------------------
 2. Global Small Capitalization**                           .25
----------------------------------------------------------------------------------------------------
 3. Growth                                                  .25
----------------------------------------------------------------------------------------------------
 4. International                                           .25
----------------------------------------------------------------------------------------------------
 5. Growth-Income                                           .25
----------------------------------------------------------------------------------------------------
 6. Asset Allocation                                        .25
----------------------------------------------------------------------------------------------------
 7. High-Yield Bond                                         .25
----------------------------------------------------------------------------------------------------
 8. Bond                                                    .25
----------------------------------------------------------------------------------------------------
 9. U.S. Govt./AAA-Rated Securities                         .25
----------------------------------------------------------------------------------------------------
10. Cash Management                                         .25
----------------------------------------------------------------------------------------------------

* The VAA is divided into separately-named VARIABLE SUBACCOUNTS, ten of which are available under the CONTRACTS. Each VARIABLE SUBACCOUNT, in turn, invests NET PURCHASE PAYMENTS in shares of a class of its respective FUND.

** These expenses are estimated for the current fiscal year.

EXAMPLES
(reflecting expenses both of the AMERICAN LEGACY SHAREHOLDER'S ADVANTAGE VARIABLE SUBACCOUNTS and of the FUNDS and the maximum SALES CHARGE)

If you surrender your CONTRACT at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                                                       1 YEAR       3 YEARS
-------------------------------------------------------------------------------------------------------------
       1.  Global Growth                                                              $            $
-------------------------------------------------------------------------------------------------------------
       2.  Global Small Capitalization*
-------------------------------------------------------------------------------------------------------------
       3.  Growth
-------------------------------------------------------------------------------------------------------------
       4.  International
-------------------------------------------------------------------------------------------------------------
       5.  Growth-Income
-------------------------------------------------------------------------------------------------------------
       6.  Asset Allocation
-------------------------------------------------------------------------------------------------------------
       7.  High-Yield Bond
-------------------------------------------------------------------------------------------------------------
       8.  Bond
-------------------------------------------------------------------------------------------------------------
       9.  U.S. Govt./AAA-Rated Securities
-------------------------------------------------------------------------------------------------------------
      10.  Cash Management
-------------------------------------------------------------------------------------------------------------

* These expenses are estimated amounts for the current fiscal year.

All of the figures provided under the subheading Annual expenses of the FUNDS and part of the data used to produce the figures in the examples were supplied by the underlying portfolio company (SERIES) through the VAA'S principal underwriter, American Funds Distributors, Inc. We have not independently verified this information.

These examples are provided to assist you in understanding the various costs and expenses that you will bear directly or indirectly depending on whether or not the EGMDB is in effect. These examples reflect expenses both of the VAA for the AMERICAN LEGACY SHAREHOLDER'S ADVANTAGE VARIABLE SUBACCOUNTS and of the underlying FUNDS. These examples reflect expenses assuming that the EGMDB is in effect. If the EGMDB is NOT in effect, these expenses will be lower.

For more complete descriptions of the various costs and expenses involved, see Charges and other deductions in this Prospectus, and Fund Organization and Management in the Prospectus for the SERIES. Premium taxes may also be applicable, although they do not appear in the examples. In addition, we reserve the right to impose a charge on transfers between VARIABLE SUBACCOUNTS although we do not currently do so. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN. These examples are unaudited.

SYNOPSIS

WHAT TYPE OF CONTRACT AM I BUYING? It is an individual annuity CONTRACT issued by LINCOLN LIFE. It may provide for a fixed annuity and/or a variable annuity. This Prospectus is intended to provide disclosure only about the variable portion of the CONTRACT. See The contracts.

WHAT IS THE VARIABLE ANNUITY ACCOUNT (VAA)? It is a segregated asset account established under Indiana insurance law, and registered with the SEC as a unit investment trust. The assets of the VAA are allocated to one or more VARIABLE SUBACCOUNTS, according to your investment choice. Those assets are not chargeable with liabilities arising out of any other business which LINCOLN LIFE may conduct. See Variable annuity account.

WHAT ARE MY INVESTMENT CHOICES? Through its various VARIABLE SUBACCOUNTS, the VAA uses your NET PURCHASE PAYMENTS to purchase SERIES shares, at your direction, in one or more of the following investment FUNDS of the SERIES:
Global Growth, Global Small Capitalization, Growth, International, Growth-Income, Asset Allocation, High-Yield Bond, Bond, U.S. Government/AAA-Rated Securities, and Cash Management. In turn, each FUND holds a portfolio of securities consistent with its own particular investment policy. See Investments of the variable annuity account and Description of the series.

WHO INVESTS MY MONEY? The INVESTMENT ADVISOR for the SERIES is CRMC, Los Angeles, California. CRMC is a long-established investment management organization, and is registered as an INVESTMENT ADVISOR with the SEC. See Investments of the variable annuity account and Investment advisor.

HOW DOES THE CONTRACT WORK? Once we approve your application, you will be issued your individual annuity CONTRACT. During the accumulation period, while you are paying in, your NET PURCHASE PAYMENTS deposited into the VAA will buy ACCUMULATION UNITS under the CONTRACT. Your NET PURCHASE PAYMENTS made during the accumulation period that are deposited into the GIA will be placed in GUARANTEED PERIOD SUBACCOUNTS. Should you decide to annuitize (that is, change your contract to a payout mode rather than an accumulation mode), you may choose a variable or fixed annuity. A market value adjustment may be applied to withdrawals of CONTRACT VALUE from the GUARANTEED PERIOD SUBACCOUNTS. If you select a variable annuity, your CONTRACT VALUE will be converted to ANNUITY UNITS. Your periodic ANNUITY PAYOUT will be based upon the number of ANNUITY UNITS to which you became entitled at the time you decided to annuitize and the value of each unit on the VALUATION DATE. See The contracts.

WHAT CHARGES ARE ASSOCIATED WITH THIS CONTRACT?

This contract contains a front-end load that is assessed on each GROSS PURCHASE PAYMENT as it is received. You may be eligible for a reduction in the amount of the SALES CHARGE on any current GROSS PURCHASE PAYMENT, based on the assets you accumulate under any individual American Legacy variable annuity contract and most mutual funds offered by the American Funds Group. The maximum front-end load that you would ever pay under the CONTRACT would be 5.75% of the GROSS PURCHASE PAYMENT.

If your state assesses a premium tax with respect to your CONTRACT, then at the time the tax is incurred (or at such other time as we may choose), we will deduct those amounts from GROSS PURCHASE PAYMENTS or CONTRACT VALUE, as applicable.

We assess annual charges in the aggregate amount of 0.69% against the daily net asset value of the VAA, including that portion of the account attributable to your NET PURCHASE PAYMENTS. These charges consist of 0.10% as an administrative charge and 0.59% as a mortality and expense risk charge. If the EGMDB is not in effect, the mortality and expense risk charge is 0.50%, resulting in an aggregate charge against the VAA of 0.60%. For a complete discussion of the charges associated with the CONTRACT, see Charges and other deductions.

The SERIES pays a fee to its INVESTMENT ADVISOR, CRMC, based upon the average daily net asset value of each FUND in the SERIES. See Investments of the variable annuity account--Investment advisor. The class of shares of each SERIES available under the CONTRACTS also bears expenses pursuant to a 12b-1 plan. In addition, there are other expenses associated with the daily operation of the SERIES. These are more fully described in the Prospectus for the SERIES.

HOW MUCH MUST I PAY, AND HOW OFTEN? Subject to the minimum and maximum payments stated on the first page of the Prospectus, the amount and frequency of your payments are completely flexible. See The contracts--Purchase payments.

HOW WILL MY ANNUITY PAYOUTS BE CALCULATED? If you decide to annuitize, you elect an ANNUITY PAYOUT OPTION. Once you have done so, your periodic payout will be based upon a number of factors. If you participate in the VAA, the changing values of the FUNDS in which you have invested will be one factor. See Annuity payouts. REMEMBER THAT PARTICIPANTS IN THE VAA BENEFIT FROM ANY GAIN, AND TAKE A RISK OF ANY DROP, IN THE VALUE OF THE SECURITIES IN THE FUNDS' PORTFOLIOS.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE? If the EGMDB is in effect, the BENEFICIARY whom you designate will receive the EGMDB. If the EGMDB is not in effect, the BENEFICIARY will receive the GUARANTEE OF PRINCIPAL. Your BENEFICIARY will have certain options for how the money is to be paid out. See Death benefit before the annuity commencement date.

MAY I TRANSFER CONTRACT VALUE BETWEEN FUNDS IN THE SERIES OR FROM THE FIXED TO THE VARIABLE SIDE OF THE CONTRACT, AND VICE-VERSA? Yes, subject to specific restrictions in the contract. See The contracts--Transfers on or before the annuity commencement date and transfers after the annuity commencement date.

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL? Yes, subject to CONTRACT requirements and to restrictions imposed under certain qualified retirement plans for which the CONTRACT is purchased. See Surrenders and withdrawals.

In certain situations, a transfer, WITHDRAWAL, SURRENDER or annuitization of amounts from the GUARANTEED INTEREST ACCOUNT will be subject to a market value adjustment. The market value adjustment, which is calculated for each affected GUARANTEED PERIOD SUBACCOUNT, may be positive or negative. It reflects the relationship between an interest rate based on an index published by the Federal Reserve Board as to current yields on U.S. government securities of various maturities at the time a transfer, WITHDRAWAL, SURRENDER or annuitization is made ("Index Rate"), and the Index Rate at the time that the NET PURCHASE PAYMENTS were allocated to the GUARANTEED PERIOD SUBACCOUNT. Generally, if the Index Rate at the time of transfer, WITHDRAWAL, SURRENDER or annuitization is lower than the Index Rate at the time the NET PURCHASE PAYMENT was allocated to the GUARANTEED PERIOD SUBACCOUNT, then the application of the market value adjustment will result in a higher payment upon transfer, WITHDRAWAL, SURRENDER or annuitization. Similarly, if the Index Rate at the time of transfer, WITHDRAWAL, SURRENDER or annuitization is higher than the Index Rate at the time the NET PURCHASE PAYMENT was allocated, the application of the market value adjustment will generally result in a lower payment upon transfer, WITHDRAWAL, SURRENDER or annuitization. A market value adjustment is not applied against a transfer, WITHDRAWAL, SURRENDER or annuitization taking place at the end of the GUARANTEED PERIOD or on death. See the Guaranteed Interest Account--Market Value Adjustment.

In addition, the Internal Revenue Service (IRS) may assess a 10% premature withdrawal penalty tax. A SURRENDER or a WITHDRAWAL may be subject to 20% withholding. See Federal tax status and withholding.

DO I GET A FREE LOOK AT THIS CONTRACT? Yes. If within ten days (or a longer period if required by law) of the date you first receive the CONTRACT you return it, postage prepaid to the HOME OFFICE of LINCOLN LIFE, it will be canceled. However, except in some states, during this period, you assume the risk of a market drop with respect to NET PURCHASE PAYMENTS which you allocate to the variable side of the CONTRACT. See Return privilege.

INVESTMENT RESULTS

At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. Results will be calculated without sales charges. These results will be higher. See the SAI for further information.

FINANCIAL STATEMENTS

The financial statements for the VAA, and LINCOLN LIFE are located in the SAI. If you would like a free copy of the SAI, complete and mail the enclosed card, or call 1-800-942-5500.

LINCOLN NATIONAL LIFE
INSURANCE CO.

LINCOLN LIFE was founded in 1905 and is organized under Indiana law. We are one of the largest stock life insurance companies in the United States. We are owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.

FIXED SIDE OF THE CONTRACT

NET PURCHASE PAYMENTS allocated to the fixed side of the CONTRACT become part of the GUARANTEED INTEREST ACCOUNT (GIA), if allocated to one or more GUARANTEED PERIOD SUBACCOUNTS or part of LINCOLN LIFE'S GENERAL ACCOUNT if allocated to the DCA FIXED ACCOUNT, and DO NOT participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the CONTRACTS are distributed.

IN RELIANCE ON CERTAIN EXEMPTIONS, EXCLUSIONS AND RULES, LINCOLN LIFE HAS NOT REGISTERED INTERESTS IN THE GENERAL ACCOUNT OR GIA AS A SECURITY UNDER THE SECURITIES ACT OF 1933 AND HAS NOT REGISTERED THE GENERAL ACCOUNT OR GIA AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT, GIA, NOR ANY INTERESTS THEREIN ARE SUBJECT TO REGULATION UNDER THE 1933 ACT OR THE 1940 ACT. LINCOLN LIFE HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT MADE A REVIEW OF THE DISCLOSURES WHICH ARE INCLUDED IN THIS PROSPECTUS WHICH RELATE TO OUR GENERAL ACCOUNT, THE GIA AND TO THE FIXED ACCOUNT UNDER THE CONTRACT. THESE DISCLOSURES, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. THIS PROSPECTUS IS GENERALLY INTENDED TO SERVE AS A DISCLOSURE DOCUMENT ONLY FOR ASPECTS OF THE CONTRACT INVOLVING THE VAA, AND THEREFORE CONTAINS ONLY SELECTED INFORMATION REGARDING THE FIXED SIDE OF THE CONTRACT. COMPLETE DETAILS REGARDING THE FIXED SIDE OF THE CONTRACT ARE IN THE CONTRACT.

NET PURCHASE PAYMENTS allocated to the DCA FIXED ACCOUNT or GIA are guaranteed to be credited with a minimum interest rate, specified in the CONTRACT, of at least 3.0%. A NET PURCHASE PAYMENT allocated to the GIA or DCA FIXED ACCOUNT IS CREDITED WITH INTEREST BEGINNING ON THE NEXT CALENDAR DAY FOLLOWING THE DATE OF RECEIPT IF ALL DATA IS COMPLETE. LINCOLN LIFE may vary the way in which it credits interest to the fixed side of the CONTRACT from time to time. See the Guaranteed Interest Account (GIA) for additional information.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE IN LINCOLN LIFE'S SOLE DISCRETION, CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

VARIABLE ANNUITY ACCOUNT
(VAA)

On February 7, 1989, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or LINCOLN LIFE. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity CONTRACTS, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of LINCOLN LIFE. The VAA satisfies the definition of separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the FUNDS. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support annuity contracts offered by LINCOLN LIFE other than the CONTRACTS described in this prospectus. The other annuity contracts supported by the VAA invest in the same portfolios of the SERIES as the CONTRACTS described herein. These other annuity contracts may have different charges that could affect performance of the VARIABLE SUBACCOUNT.

INVESTMENTS OF THE VARIABLE
ANNUITY ACCOUNT

You decide the VARIABLE SUBACCOUNT(S) to which you allocate NET PURCHASE PAYMENTS. There is a separate VARIABLE SUBACCOUNT which corresponds to each FUND of the SERIES. You may change your allocation without penalty or charges. Shares of the FUNDS will be sold at net asset value with no initial sales charge to the VAA in order to fund the CONTRACTS. The SERIES is required to redeem FUND shares at net asset value upon our request. We reserve the right to add, delete or substitute FUNDS.

INVESTMENT ADVISOR

The INVESTMENT ADVISOR for the SERIES is CRMC, 333 South Hope Street, Los Angeles, California 90071. CRMC is one of the nation's largest and oldest investment management organizations. As compensation for its services to the SERIES, the INVESTMENT ADVISOR receives a fee from the SERIES which is accrued daily and paid monthly. This fee is based on the net assets of each FUND, as defined under Purchase and Redemption of Shares, in the Prospectus for the SERIES.

DESCRIPTION OF THE SERIES

The SERIES was organized as a Massachusetts business trust in 1983 and is registered as a diversified, open-end management investment company under the 1940 Act. Diversified means not owning too great a percentage of the securities of any one company. An open-end company is one which, in this case, permits LINCOLN LIFE to sell its shares back to the SERIES when you make a WITHDRAWAL, SURRENDER the CONTRACT or transfer from one FUND to another. Management investment company is the legal term for a mutual fund. These definitions are very general. The precise legal definitions for these terms are contained in the 1940 Act.

The SERIES has ten separate portfolios of FUNDS. FUND as sets are segregated and a shareholder's interest is limited to those FUNDS in which the shareholder owns shares. The SERIES has adopted a plan pursuant to Rule 18f-3 under the 1940 Act to permit the SERIES to establish a multiple class distribution system for all of its portfolios. The SERIES' Board of Trustees may at any time establish additional FUNDS or classes, which may or may not be available to the VAA.

Under the multi-class system adopted by the SERIES, shares of each multi-class FUND represent an equal pro rata interest in that FUND and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that:
(1) each class has a different designation; (2) each class of shares bears its class expenses; (3) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution arrangement; and (4) each class has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. Expenses currently designated as class expenses by the SERIES' Board of Trustees under the plan pursuant to Rule 18f-3 include, for example, service fees paid under a 12b-1 plan to cover servicing fees paid to dealers selling the CONTRACTS as well as related expenses incurred by LINCOLN LIFE.

Each FUND has two classes of shares, designated as Class 1 shares and Class 2 shares. Class 1 and 2 differ primarily in that Class 2 (but not Class 1) shares are subject to a 12b-1 plan. Only Class 2 shares are available under the CONTRACTS.

The investment objectives and policies of certain FUNDS are similar to the investment objectives and policies of portfolios, other than the FUNDS, that are advised by the ADVISOR. The investment results of the FUNDS, however, may be higher or lower than the other portfolios that are advised by the ADVISOR. There can be no assurance, and no representation is made, that the investment results of any of the FUNDS will be comparable to the investment results of any other portfolio advised by the ADVISOR.

Following are brief summaries of the investment objectives and policies of the FUNDS. Each FUND is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that FUND. More detailed information may be obtained from the current Prospectus for the SERIES which is included in this booklet. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

  1. Global Growth Fund --The investment objective is to achieve long-term growth of capital by investing in securities of issuers domiciled around the world. The FUND will invest primarily in common stocks but may invest in other securities such as preferred stock, debt securities and securities convertible into common stock.

  2. Global Small Capitalization Fund seeks long-term growth of capital by investing primarily in equity securities of companies domiciled around the world with relatively small market capitalizations (share price times the number of equity securities outstanding.) The FUND may also invest in securities convertible into common stocks, straight debt securities, government securities or nonconvertible preferred stocks.

  3. Growth Fund --This FUND seeks to provide growth of capital. Whatever current income is generated by the FUND is likely to be incidental to the objective of capital growth. Ordinarily, accomplishment of the FUND'S objective of capital growth will be sought by investing primarily in common stocks or securities with common stock characteristics.

  4. International Fund --The investment objective is long-term growth of capital by investing primarily in securities of issuers domiciled outside the United States.

  5. Growth-Income Fund --The investment objective is growth of capital and income. In the selection of securities for investment, the possibilities of appreciation and potential dividends are given more weight than current yield. Ordinarily, the assets of the Growth-Income Fund consist principally of a diversified group of common stocks, but other types of securities may be held when deemed advisable including preferred stocks and corporate bonds, including convertible bonds.

  6. Asset Allocation Fund --This FUND seeks total return (including income and capital gains) and preservation of capital over the long-term by investing in a diversified portfolio of securities. These securities can include common stocks and other equity-type securities (such as convertible bonds and preferred stocks), bonds and other intermediate and long-term fixed-income securities and money market instruments (debt securities maturing in one year or less).

  7. High-Yield Bond Fund --The investment objective is a fully managed, diversified bond portfolio. It seeks high current income and secondarily seeks capital appreciation. This FUND will generally be invested substantially in intermediate and long-term corporate obligations, with emphasis on higher yielding, higher risk, lower rated or unrated securities.

  8. Bond Fund --This FUND seeks a high level of current income as is consistent with the preservation of capital by investing in a broad variety of fixed income securities including: marketable corporate debt securities, loan participations, U.S. Government Securities, mortgage-related securities, other asset-backed securities and cash or money market instruments.

  9. U.S. Government/AAA-Rated Securities Fund -- This FUND seeks a high level of current income consistent with prudent investment risk and preservation of capital by investing primarily in a combination of securities guaranteed by the U.S. Government and other debt securities rated AAA or Aaa.

  10. Cash Management Fund --The investment objective is high yield while preserving capital by investing in a diversified selection of money market instruments.

SALE OF FUND SHARES BY THE SERIES

We will purchase shares of the FUNDS at net asset value and direct them to the appropriate SUBACCOUNTS of the VAA. We will redeem sufficient shares of the appropriate FUNDS to pay ANNUITY PAYOUTS, DEATH BENEFITS, SURRENDER/WITHDRAWAL proceeds or for other purposes described in the CONTRACT. If you want to transfer all or part of your investment from one VARIABLE SUBACCOUNT to another, we may redeem shares held in the first and purchase shares of the other. The shares are retired, but they may be reissued later.

Shares of the FUNDS are not sold directly to the general public. They are sold to LINCOLN LIFE, and may be sold to other insurance companies, for investment of the assets of the VARIABLE SUBACCOUNTS established by those insurance companies to fund variable annuity and variable life insurance contracts.

When the SERIES sells shares in any of its FUNDS both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When the SERIES sells shares in any of its FUNDS to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The SERIES currently engages in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various CONTRACTOWNERS participating in a FUND could conflict. The SERIES' Board of Trustees will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the Prospectus for the SERIES.

REINVESTMENT OF DIVIDENDS AND CAPITAL
GAIN DISTRIBUTIONS

All dividend and capital gain distributions of the FUNDS are automatically reinvested in shares of the distributing FUNDS at their net asset value on the date of distribution. Dividends are not paid out to CONTRACTOWNERS as additional units, but are reflected as changes in unit values.

ADDITION, DELETION OR SUBSTITUTION OF
INVESTMENTS

We reserve the right, within the law, to make additions, deletions and substitutions for the SERIES and/or any FUNDS within the SERIES in which the VAA participates. (We may substitute shares of other funds for shares already purchased, or to be purchased in the future, under the CONTRACT. This substitution might occur if shares of a FUND should no longer be available, or if investment in any FUND'S shares should become inappropriate, in the judgment of our management, for the purposes of the CONTRACT.) No substitution of the shares attributable to your account may take place without notice to you and before approval of the SEC, in accordance with the 1940 Act.

CHARGES AND OTHER
DEDUCTIONS

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the CONTRACTS. We incur certain costs and expenses for the distribution and administration of the CONTRACTS and for providing the benefits payable thereunder. More particularly, our administrative services include: processing applications for and issuing the CONTRACTS, processing purchases and redemptions of FUND shares as required (including dollar cost averaging, cross-reinvestment, and automatic WITHDRAWAL services), maintaining records, administering ANNUITY PAYOUTS, furnishing accounting and valuation services (including the calculation and monitoring of daily VARIABLE SUBACCOUNT values), reconciling and depositing cash receipts, providing CONTRACT confirmations, providing toll-free inquiry services and furnishing telephone FUND transfer services. The risks we assume include: the risk that the actual life-span of persons receiving ANNUITY PAYOUTS under CONTRACT guarantees will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the CONTRACT and cannot be changed); the risk that DEATH BENEFITS paid under the EGMDB, will exceed the actual CONTRACT VALUE; and the risk that our costs in providing the services will exceed our revenues from CONTRACT charges (which cannot be changed by us). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the SALES CHARGE collected may not fully cover all of the sales and distribution expenses actually incurred by us.

SALES CHARGE

A front-end load, or SALES CHARGE, will apply to all initial and subsequent GROSS PURCHASE PAYMENTS that you may make. This charge is taken as a percentage of the GROSS PURCHASE PAYMENT and is based on the owner's investment at the time each GROSS PURCHASE PAYMENT is made according to the following scale:

                                             SALES
owner's investment                           CHARGE
-----------------------------------------  ----------
Under $50,000                                   5.75%
$50,000 or greater but less than $100,000       4.50%
$100,000 or greater but less than
 $250,000                                       3.50%
$250,000 or greater but less than
 $500,000                                       2.50%
$500,000 or greater but less than
 $1,000,000                                     2.00%
$1,000,000 or greater                           1.00%

The owner's investment is defined as the sum of:

a. the account values for any of the following individual LINCOLN LIFE CONTRACTS owned by an eligible owner (defined below) marketed under the names of: The American Legacy Variable Annuity, American Legacy II Variable Annuity, American Legacy III Variable Annuity, or American Legacy Shareholder's Advantage Variable Annuity; plus

b. the amount (in dollars) of an eligible owner's investment in existing mutual funds in The American Funds Group in accordance with the procedures established by the American Funds Group; plus

c. the amount of the current GROSS PURCHASE PAYMENT you are making into this CONTRACT.

American Funds Group will determine which of the mutual funds are included in this program. Currently, direct purchases of money market funds are excluded.

In determining the account values for the LINCOLN LIFE annuity CONTRACTS, the variable account values are valued as of the close of market on the last previous day the market was open and are adjusted for current day transactions. The GIA and the DCA FIXED ACCOUNT will include interest accrued through the close of market on the last previous day the market was open.

An eligible owner includes you as the owner of your American Legacy Shareholder's Advantage CONTRACT, your spouse, and any of your children under the age of 21. If the owner of any contract under (a) above is a non-natural owner and if you, your spouse, or any children of yours under the age of 21 are the named annuitant, then you may include these account values in the calculation of the owner's investment for the contracts issued in one of the following IRS defined markets: Roth IRA, traditional IRA, non-qualified, SEP, and 403(b) transfers. The non-natural owner will include the account values from contracts in all other markets in its calculation of owner's investment.

DEDUCTIONS FROM THE VAA FOR AMERICAN
LEGACY SHAREHOLDER'S ADVANTAGE

We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 0.69% (0.60% for CONTRACTS without the EGMDB) of the daily net asset value. The charge consists of a 0.10% administrative charge and a 0.59% (0.50% for CONTRACTS without the EGMDB) mortality and expense risk charge.

DEDUCTIONS FOR PREMIUM TAXES

Any premium tax or other tax levied by any governmental entity as a result of the existence of the CONTRACTS or the VAA, will be deducted from the GROSS PURCHASE PAYMENT when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from 0.5% to 4.0%.

OTHER CHARGES AND DEDUCTIONS

There are deductions from and expenses paid out of the assets of the underlying SERIES that are more fully described in the Prospectus for the SERIES. Among these deductions and expenses are 12b-1 fees which reimburse LINCOLN LIFE for certain expenses incurred in connection with certain administrative and distribution support services provided to the SERIES.

ADDITIONAL INFORMATION

The administrative charge and sales charge described previously may be reduced or eliminated for any particular CONTRACT. However, this charge will be reduced only to the extent that we anticipate lower distribution and/ or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of this charge. Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees or (4) any other circumstances which reduce distribution or administrative expenses. The exact amount of administrative charge and sales charge applicable to a particular CONTRACT will be stated in that CONTRACT.

THE CONTRACTS

PURCHASE OF CONTRACTS

If you wish to purchase a CONTRACT, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a CONTRACT is prepared and executed by our legally authorized officers. The CONTRACT is then sent to you through your sales representative. See Distribution of the contracts.

If a completed application and all other information necessary for processing a purchase order are received, an initial GROSS PURCHASE PAYMENT will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial GROSS PURCHASE PAYMENT for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the GROSS PURCHASE PAYMENT will be returned immediately (unless you specifically authorize us to keep it until the application is complete). Once the application is complete, the initial GROSS PURCHASE PAYMENT must be priced within two business days.

WHO CAN INVEST

To apply for a CONTRACT, you must be of legal age in a state where the CONTRACTS may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the CONTRACTS are designed. The CONTRACTOWNER cannot be older than age 90.

PURCHASE PAYMENTS

GROSS PURCHASE PAYMENTS are payable to us at a frequency and in an amount selected by you in the application. The minimum initial GROSS PURCHASE PAYMENT is $1,500 for nonqualified CONTRACTS and Section 403(b) transfers/rollovers; and $300 for qualified CONTRACTS. The minimum annual amount for subsequent GROSS PURCHASE PAYMENTS is $300 for nonqualified and qualified CONTRACTS. The minimum payment to the CONTRACT at any one time must be at least $100 ($25 if transmitted electronically). GROSS PURCHASE PAYMENTS in total may not exceed $1 million for an owner or $500,000 for each joint owner. If you stop making GROSS PURCHASE PAYMENTS, the CONTRACT will remain in force subject to our right to terminate the CONTRACT in accordance with the terms set forth in your state's nonforfeiture law for individual deferred annuities. Payments may be made or, if stopped, resumed at any time until the ANNUITY COMMENCEMENT DATE, the SURRENDER of the CONTRACT, maturity date or the death of the CONTRACTOWNER (or joint owner, if applicable) that results in payment of any DEATH BENEFIT, whichever comes first.

VALUATION DATE

ACCUMULATION and ANNUITY UNITS will be valued once daily at the close of trading (currently 4:00 p.m., New York time) on each day the New York Stock Exchange is open (VALUATION DATE). On any date other than a VALUATION DATE, the ACCUMULATION UNIT value and the ANNUITY UNIT value will not change.

ALLOCATION OF PURCHASE PAYMENTS

NET PURCHASE PAYMENTS are placed into the VAA's VARIABLE SUBACCOUNTS, each of which invests in shares of the class of its corresponding FUND of the SERIES, according to your instructions. You may also allocate NET PURCHASE PAYMENTS into the DCA FIXED ACCOUNT or to any of the available GUARANTEED PERIODS.

The minimum amount of any NET PURCHASE PAYMENT which can be put into any one subaccount is $20 under the CONTRACT. Upon allocation to the appropriate VARIABLE SUBACCOUNT, NET PURCHASE PAYMENTS are converted into ACCUMULATION UNITS. The number of ACCUMULATION UNITS credited is determined by dividing the amount allocated to each VARIABLE SUBACCOUNT by the value of an ACCUMULATION UNIT for that VARIABLE SUBACCOUNT on the VALUATION DATE on which the PURCHASE PAYMENT is received at our HOME OFFICE if received before 4:00 p.m., New York time. If the GROSS PURCHASE PAYMENT is received at or after 4:00 p.m., New York time, we will use the ACCUMULATION UNIT value computed on the next VALUATION DATE. The number of ACCUMULATION UNITS determined in this way is not changed by any subsequent change in the value of an ACCUMULATION UNIT. However, the dollar value of an ACCUMULATION UNIT will vary depending not only upon how well the underlying FUND'S investments perform, but also upon the expenses of the VAA and the underlying FUNDS.

VALUATION OF ACCUMULATION UNITS

NET PURCHASE PAYMENTS allocated to the VAA are converted into ACCUMULATION UNITS. This is done by dividing each NET PURCHASE PAYMENT by the value of an ACCUMULATION UNIT for the VALUATION PERIOD during which the NET PURCHASE PAYMENT is allocated to the VAA. The ACCUMULATION UNIT value for each VARIABLE SUBACCOUNT was or will be established at the inception of the VARIABLE SUBACCOUNT. It may increase or decrease from VALUATION PERIOD to VALUATION PERIOD. The ACCUMULATION UNIT value for a VARIABLE SUBACCOUNT for a later valuation period is determined as follows:

(1) The total value of the FUND shares held in the VARIABLE SUBACCOUNT is calculated by multiplying the number of FUND shares owned by the VARIABLE SUBACCOUNT at the beginning of the VALUATION PERIOD by the net asset value per share of the FUND at the end of the VALUATION PERIOD, and adding any dividend or other distribution of the FUND if an ex-dividend date occurs during the VALUATION PERIOD; minus

(2) The liabilities of the VARIABLE SUBACCOUNT at the end of the VALUATION PERIOD; these liabilities include daily charges imposed on the VARIABLE SUBACCOUNT, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

(3) The result of (2) is divided by the number of VARIABLE SUBACCOUNT units outstanding at the beginning of the VALUATION PERIOD.

The daily charges imposed on a VARIABLE SUBACCOUNT for any VALUATION PERIOD are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the VALUATION PERIOD. Because a different daily charge is made for CONTRACTS with the EGMDB than for those without, each of the two types of CONTRACTS will have different corresponding ACCUMULATION UNIT values on any given day.

TRANSFERS ON OR BEFORE THE ANNUITY COMMENCEMENT DATE

Prior to the earlier of:

a.  the MATURITY DATE;

b.  SURRENDER of the CONTRACT;

c.  payment of any DEATH BENEFIT; or

d.  the ANNUITY COMMENCEMENT DATE,

the OWNER may direct a transfer of CONTRACT VALUE;

a. from a VARIABLE SUBACCOUNT to another VARIABLE SUBACCOUNT, or to a GUARANTEED PERIOD SUBACCOUNT, or to the DCA FIXED ACCOUNT; or

b. from a GUARANTEED PERIOD SUBACCOUNT to another GUARANTEED PERIOD SUBACCOUNT, or to a VARIABLE SUBACCOUNT, or to the DCA FIXED ACCOUNT; or

c. from the DCA FIXED ACCOUNT (outside of the dollar cost averaging program) to a VARIABLE SUBACCOUNT or to a GUARANTEED PERIOD SUBACCOUNT.

A transfer involves:

a.  the surrender of ACCUMULATION UNITS in a VARIABLE SUBACCOUNT; or

b.  a withdrawal of money from a GUARANTEED PERIOD SUBACCOUNT; or

c.  a withdrawal of money from the DCA FIXED ACCOUNT

and

a.  the purchase of ACCUMULATION UNITS in another VARIABLE SUBACCOUNT; or

b.  the application of proceeds to a GUARANTEED PERIOD SUBACCOUNT; or

c.  the application of proceeds to the DCA FIXED ACCOUNT.

A transfer to or from a VARIABLE SUBACCOUNT will be done using the respective ACCUMULATION UNIT values determined at the end of the VALUATION DATE on which the transfer request is received. Currently, there is no charge for a transfer. However, we reserve the right to impose a charge in the future for transfers.

Transfers between subaccounts cannot be made during the first 30 days after the issue date of the CONTRACT and are restricted to six times every CONTRACT year. We reserve the right to waive these limits. The limit of six transfers does not apply to transfers made under a dollar cost averaging or cross-reinvestment program elected on forms available from us. (The SAI contains more information about these programs.) The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

There are no restrictions on the maximum amount which may be transferred from a VARIABLE SUBACCOUNT. Only one transfer will be allowed from a GUARANTEED PERIOD SUBACCOUNT and the DCA FIXED ACCOUNT in any 12 month period. The amount available for transfer is limited to 25% of the GUARANTEED PERIOD SUBACCOUNT or DCA FIXED ACCOUNT. These restrictions do not apply to a transfer at the EXPIRATION DATE of the GUARANTEED PERIOD SUBACCOUNT, or to transfers under dollar cost averaging or cross-reinvestment programs. For transfers from a GUARANTEED PERIOD SUBACCOUNT, a MARKET VALUE ADJUSTMENT will generally apply (see Market value adjustment on page 19.)

A transfer may be made by writing to our HOME OFFICE or, if a Telephone Exchange Authorization form (available from us) is on file with us, by a toll-free telephone call. Currently, there is no charge to you for a transfer. In order to prevent unauthorized or fraudulent telephone transfers, we may require the caller to provide certain identifying information before we will act upon their instructions. We may also assign the CONTRACTOWNER a Personal Identification Number (PIN) to serve as identification. We will not be liable for following telephone instructions we reasonably believe are genuine. Telephone requests may be recorded and written confirmation of all transfer requests will be mailed to the CONTRACTOWNER on the next VALUATION DATE. Telephone transfers will be processed on the VALUATION DATE that they are received when they are received at our customer service center before 4 p.m. New York time.

When thinking about a transfer of CONTRACT VALUE, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time.

TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE

You may transfer all or a portion of your investment in one VARIABLE SUBACCOUNT to another VARIABLE SUBACCOUNT or to the fixed side of the CONTRACT. Those transfers will be limited to three times per CONTRACT YEAR. Currently, there is no charge for these transfers. However, we reserve the right to impose a charge. No transfers are allowed from the fixed side of the CONTRACT to the VARIABLE SUBACCOUNTS.

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE

You may designate a BENEFICIARY during your lifetime and change the BENEFICIARY by filing a written request with our HOME OFFICE. Each change of BENEFICIARY revokes any previous designation. We reserve the right to request that you send us the CONTRACT for endorsement of a change of BENEFICIARY.

If the CONTRACTOWNER dies before the ANNUITY COMMENCEMENT DATE and the EGMDB is in effect, the DEATH BENEFIT paid to your designated BENEFICIARY will be the greater of: (1) the CONTRACT VALUE as of the day on which LINCOLN LIFE approves the payment of the claim; or (2) the highest CONTRACT VALUE which the CONTRACT attains on any policy anniversary date (including the inception date) on ages up to, and including, the CONTRACTOWNER'S age 75. The highest CONTRACT VALUE is increased by NET PURCHASE PAYMENTS and is decreased by partial WITHDRAWALS, and any premium taxes made, effected or incurred subsequent to the anniversary date on which the highest CONTRACT VALUE is obtained. If the EGMDB is not in effect, the DEATH BENEFIT will be equal to the GUARANTEE OF PRINCIPAL. The GUARANTEE OF PRINCIPAL is equal to the greater of: (1) the CONTRACT VALUE as of the day on which LINCOLN LIFE approves the payment of the claim; or (2) the sum of all NET PURCHASE PAYMENTS minus WITHDRAWALS and premium tax incurred.

The value of the DEATH BENEFIT will be determined as of the date on which the death claim is approved for payment. This payment will occur upon receipt of:
(1) proof, satisfactory to us, of the death of the OWNER; (2) written authorization for payment; and (3) our receipt of all required claim forms, fully completed.

When applying for a CONTRACT, an applicant can request a CONTRACT without the EGMDB. The EGMDB is not available under CONTRACTS used for qualified plans (other than IRAs) or CONTRACTS issued to a CONTRACTOWNER who is age 75 or older at the time of issuance.

After a CONTRACT is issued, the CONTRACTOWNER may discontinue the EGMDB at any time by completing the Enhanced Guaranteed Minimum Death Benefit Discontinuance form and sending it to LINCOLN LIFE. The benefit will be discontinued effective as of the VALUATION DATE we receive the request, and we will cease deducting the charge for the benefit as of that date. See Charges and other deductions. If you discontinue the benefit, it cannot be reinstated.

If the DEATH BENEFIT becomes payable, the BENEFICIARY may elect to receive payment of the DEATH BENEFIT in one of several forms.

The DEATH BENEFIT payable to the BENEFICIARY must be distributed within five years of the CONTRACTOWNER'S date of death unless the BENEFICIARY begins receiving within one year of the CONTRACTOWNER'S death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the BENEFICIARY'S life expectancy. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim. This payment may be postponed as permitted by the Investment Company Act of 1940.

Payment will be made in accordance with applicable laws and regulations governing payment of DEATH BENEFITS.

Unless otherwise provided in the BENEFICIARY designation, one of the following procedures will take place on the death of a BENEFICIARY:

  1. If any BENEFICIARY dies before the CONTRACTOWNER, that BENEFICIARY'S interest will go to any other BENEFICIARIES named, according to their respective interests (There are no restrictions on the BENEFICIARY'S use of the proceeds.); and/or

  2. If no BENEFICIARY survives the CONTRACTOWNER, the proceeds will be paid to the CONTRACTOWNER'S estate.

If the BENEFICIARY is the spouse of the CONTRACTOWNER, then the spouse may elect to continue the CONTRACT as owner. If the CONTRACTOWNER is a corporation or other non-individual (non-natural person), the death of the ANNUITANT will be treated as death of the CONTRACTOWNER and the above distribution rules apply.

If there are joint owners, upon the death of the first joint owner, the surviving joint owner will receive the DEATH BENEFIT. The surviving joint owner will be treated as the primary, designated BENEFICIARY. Any other BENEFICIARY designation on record at the time of death will be treated as a contingent BENEFICIARY.

If the surviving joint owner, as spouse of the decreased joint owner, elects to continue the CONTRACT as the sole owner in lieu of receiving the DEATH BENEFIT, then the designated BENEFICIARY(S) will receive the DEATH BENEFIT upon the death of the surviving spouse.

JOINT OWNERSHIP

If a joint owner is named in the application, the joint owners shall be treated as having equal undivided interests in the CONTRACT. Either owner, independently of the other, may exercise any ownership rights in this CONTRACT. Only spouses may be joint owners. Joint owners are not allowed in the states of New Jersey, Oregon and Pennsylvania.

DEATH OF ANNUITANT

If the ANNUITANT is also the CONTRACTOWNER or a joint owner, then the DEATH BENEFIT provided will be the DEATH BENEFIT subject to the provisions of this CONTRACT regarding death of the CONTRACTOWNER. If the surviving spouse assumes the CONTRACT, the contingent ANNUITANT becomes the ANNUITANT. If no contingent ANNUITANT is named, the surviving spouse becomes the ANNUITANT.

If an ANNUITANT who is not the CONTRACTOWNER or joint owner dies, then the contingent ANNUITANT, if any, becomes the ANNUITANT. If no contingent ANNUITANT is named, the CONTRACTOWNER (or joint owner if younger) becomes the ANNUITANT.

SURRENDERS AND WITHDRAWALS

Before the ANNUITY COMMENCEMENT DATE, we will allow the SURRENDER of the CONTRACT or a WITHDRAWAL of the CONTRACT VALUE upon your written request, subject to the rules discussed below.

Special restrictions on SURRENDERS/WITHDRAWALS apply if your CONTRACT is purchased as part of a retirement plan of a public school system or 501(c)(3) organization under Section 403(b) of the CODE. Beginning January 1, 1989, in order for a CONTRACT to retain its tax-qualified status, Section 403(b) prohibits a WITHDRAWAL from a 403(b) CONTRACT of post-1988 contributions (and earnings on those contributions) pursuant to a salary reduction agreement. However, this restriction does not apply if the ANNUITANT (a) attains age 59 1/2, (b) separates from service, (c) dies, (d) becomes totally and permanently disabled and/or (e) experiences financial hardship (in which event the income attributable to those contributions may not be withdrawn).

Pre-1989 contributions and earnings through December 31, 1988, are not subject to the previously stated restriction. Funds transferred to the CONTRACT from a 403(b)(7) custodial account will be subject to the restrictions.

A SURRENDER/WITHDRAWAL will be effective as of the VALUATION DATE on which LINCOLN LIFE received a written request at its HOME OFFICE.

The minimum WITHDRAWAL is $300. LINCOLN LIFE reserves the right to SURRENDER this CONTRACT if any WITHDRAWAL reduces the total CONTRACT VALUE to a level at which this CONTRACT may be SURRENDERED in accordance with applicable law for individual deferred annuities.

Unless a request for WITHDRAWAL specifies otherwise, LINCOLN LIFE will withdraw the amount requested on a pro-rata basis from each VARIABLE SUBACCOUNT, each GUARANTEED PERIOD, (which includes all GUARANTEED PERIOD SUBACCOUNTS within the GUARANTEED PERIOD) and the DCA FIXED ACCOUNT. Within each GUARANTEED PERIOD, WITHDRAWALS will be made on a first in - first out basis.

If a WITHDRAWAL is taken from a GUARANTEED PERIOD SUBACCOUNT, a MARKET VALUE ADJUSTMENT will apply at any time other than at an EXPIRATION DATE or during the free look period (see Market value adjustment on page 19).

Any cash payment will be mailed from LINCOLN LIFE'S home office within seven days after the date of SURRENDER/WITHDRAWAL; however, LINCOLN LIFE may be permitted to defer such payment under the Investment Company Act of 1940, as in effect at the time such request for SURRENDER/WITHDRAWAL is received.

The SURRENDER/WITHDRAWAL option is not available after the ANNUITY COMMENCEMENT DATE.

The tax consequences of a SURRENDER/WITHDRAWAL are discussed later in this booklet. See Federal tax status.

Participants in the Texas Optional Retirement Program should refer to the Restrictions under the Texas Optional Retirement Program, later in this Prospectus booklet.

REINVESTMENT PRIVILEGE

You may elect to make a reinvestment purchase with any part of the proceeds of a SURRENDER/WITHDRAWAL, without new SALES CHARGES. This election must be made within 30 days of the date of the SURRENDER/WITHDRAWAL, and the repurchase must be of a CONTRACT covered by this Prospectus. A representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the CONTRACTS offered by this Prospectus are designed. The number of ACCUMULATION UNITS which will be credited when the proceeds are reinvested will be based on the value of the ACCUMULATION UNIT(S) on the next VALUATION DATE. This computation will occur following receipt of the proceeds and request for reinvestment at the HOME OFFICE. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a SURRENDER/WITHDRAWAL and a subsequent reinvestment purchase as separate transactions. You should consult a tax advisor before you request a SURRENDER/WITHDRAWAL or subsequent reinvestment purchase.

AMENDMENT OF CONTRACT

We reserve the right to amend the CONTRACT to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

COMMISSIONS

The commissions paid to dealers are a maximum of 5.75% of each GROSS PURCHASE PAYMENT; plus an annual continuing commission of up to 0.25% of CONTRACT VALUE. At times, additional sales incentives (up to an annual continuing 0.10% of CONTRACT VALUE) may be provided to dealers maintaining certain sales volume levels. Upon annuitization, an annual continuing commission of up to 0.80% (or up to 0.90% for dealers maintaining certain sales volume levels) of statutory reserves can be paid to dealers. These commissions are not deducted from purchase payments or CONTRACT VALUE; they are paid by us.

OWNERSHIP

As CONTRACTOWNER, you have all rights under the CONTRACT. According to Indiana law, the assets of the VAA and the GIA are held for the exclusive benefit of all CONTRACTOWNERS and their designated BENEFICIARIES; and the assets of the VAA and the GIA are not chargeable with liabilities arising from any other business that we may conduct. Qualified CONTRACTS may not be assigned or transferred except as permitted by the Employee Retirement Income Security Act (ERISA) of 1974 and upon written notification to us. Non-qualified CONTRACTS may not be collaterally assigned. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.

CONTRACTOWNER QUESTIONS

The obligations to purchasers under the CONTRACTS are those of LINCOLN LIFE. Questions about your CONTRACT should be directed to us at 1-800-942-5500.

ANNUITY PAYOUTS

When you apply for a CONTRACT, you may select any ANNUITY COMMENCEMENT DATE permitted by law. (PLEASE NOTE THE FOLLOWING EXCEPTION: CONTRACTS issued under qualified employee pension and profit-sharing trusts [described in Section 401(a) and tax exempt under Section 501(a) of the CODE] and qualified annuity plans [described in Section 403(a) of the CODE], including H.R.10 trusts and plans covering self-employed individuals and their employees, provide for ANNUITY PAYOUTS to start at the date and under the option specified in the plan.)

The CONTRACT provides optional forms of payouts of annuities (ANNUITY OPTIONS), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. A market value adjustment may apply. (See Market value adjustment on page 19).

You may elect ANNUITY PAYOUTS in monthly, quarterly, semiannual or annual installments. If the payouts from any VARIABLE SUBACCOUNT would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the ANNUITY OPTIONS available.

ANNUITY OPTIONS

LIFE ANNUITY. This option offers a periodic payout during the lifetime of the ANNUITANT and ends with the last payout before the death of the ANNUITANT. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a DEATH BENEFIT for BENEFICIARIES. HOWEVER, THERE IS THE RISK UNDER THIS OPTION THAT THE RECIPIENT WOULD RECEIVE NO PAYOUTS IF THE ANNUITANT DIES BEFORE THE DATE SET FOR THE FIRST PAYOUT; ONLY ONE PAYOUT IF DEATH OCCURS BEFORE THE SECOND SCHEDULED PAYOUT, AND SO ON.

LIFE INCOME WITH PAYOUTS GUARANTEED FOR DESIGNATED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the ANNUITANT. The designated period is selected by the CONTRACTOWNER.

JOINT LIFE ANNUITY. This option offers a periodic payout during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. The payouts continue during the lifetime of the survivor.

JOINT LIFE ANNUITY WITH GUARANTEED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. The payouts continue during the lifetime of the survivor. The designated period is selected by the CONTRACTOWNER.

JOINT-AND-TWO-THIRDS SURVIVOR ANNUITY. This option provides a periodic payout during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two thirds of the periodic payout made when both were alive.

UNIT REFUND LIFE ANNUITY. This option offers a periodic payout during the lifetime of the ANNUITANT with the guarantee that upon death a payout will be made of the value of the number of ANNUITY UNITS (see Variable annuity payouts) equal to the excess, if any, of: (a) the total amount applied under this option divided by the ANNUITY UNIT value for the date payouts begin, divided by (b) the ANNUITY UNITS represented by each payout to the ANNUITANT multiplied by the number of payouts paid before death. The value of the number of ANNUITY UNITS is computed on the date the death claim is approved for payment by the HOME OFFICE.

GENERAL INFORMATION

None of the options listed above currently provide WITHDRAWAL features, permitting the CONTRACTOWNER to withdraw commuted values as a lump sum payment. Other options, with or without WITHDRAWAL features, may be made available by us. Options are only available to the extent they are consistent with the requirements of the CONTRACT as well as Sections 72(s) and 401(a)(9) of the CODE, if applicable. The mortality and expense risk charge and the charge for administrative services will be assessed on all variable annuity payouts, including options that may be offered that do not have a life contingency and therefore no mortality risk.

The ANNUITY COMMENCEMENT DATE is usually on or before the CONTRACTOWNER'S 90th birthday. You may change the ANNUITY COMMENCEMENT DATE, change the ANNUITY OPTION or change the allocation of the investment among SUBACCOUNTS up to 30 days before the scheduled ANNUITY COMMENCEMENT DATE, upon written notice to the HOME OFFICE. You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a BENEFICIARY in a lump sum, the BENEFICIARY may choose any ANNUITY PAYOUT OPTION.

Unless you select another option, the CONTRACT automatically provides for a life annuity with ANNUITY PAYOUTS guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the ANNUITANT'S death (or surviving ANNUITANT'S death in case of joint life annuity) will be paid to your BENEFICIARY as payouts become due.

VARIABLE ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS will be determined using:

1.  The CONTRACT VALUE on the ANNUITY COMMENCEMENT DATE;

2.  The annuity tables contained in the CONTRACT;

3.  The ANNUITY OPTION selected; and

4.  The investment performance of the FUND(S) selected.

To determine the amount of payouts, we make this calculation:

1.  Determine the dollar amount of the first periodic payout; then

2. Credit the CONTRACT with a fixed number of ANNUITY UNITS equal to the first periodic payout divided by the ANNUITY UNIT value; and

3.  Calculate the value of the ANNUITY UNITS each period thereafter.

We assume an investment return of 4% per year, as applied to the applicable mortality table. The amount of each payout after the initial payout will depend upon how the underlying FUND(S) perform, relative to the 4% assumed rate. There is a more complete explanation of this calculation in the SAI.

GUARANTEED INTEREST ACCOUNT (GIA)

The GIA is a separate account under Indiana law. NET PURCHASE PAYMENTS under the CONTRACT may be allocated to the GIA. The GIA is for the exclusive benefit of persons entitled to receive benefits under market value adjusted annuity contracts issued by LINCOLN LIFE. The GIA will not be charged with the liabilities arising from any other part of LINCOLN LIFE'S business.

The available GUARANTEED PERIODS are shown in the contract. LINCOLN LIFE reserves the right to eliminate any of the GUARANTEED PERIODS shown at any time. LINCOLN LIFE may also add one or more new GUARANTEED PERIODS at a later date.

CREDITING OF INTEREST ON GIA

Upon receipt by LINCOLN LIFE of each NET PURCHASE PAYMENT, all of the NET PURCHASE PAYMENTS allocated to the GUARANTEED INTEREST ACCOUNT will be credited to the GUARANTEED INTEREST ACCOUNT and allocated to the GUARANTEED PERIOD(S) selected by the OWNER. Within each GUARANTEED PERIOD, we will establish a GUARANTEED PERIOD SUBACCOUNT for each NET PURCHASE PAYMENT that will hold that NET PURCHASE PAYMENT and any earnings attributable to the NET PURCHASE PAYMENT. The value of the GUARANTEED INTEREST ACCOUNT, if any, at any time, is equal to the sum of the then current values of all GUARANTEED PERIOD SUBACCOUNTS before any applicable market value adjustment.

GUARANTEED PERIODS

The initial GUARANTEED PERIOD(S), if any, is selected by the OWNER for each NET PURCHASE PAYMENT and each amount transferred. Each NET PURCHASE PAYMENT or the portion thereof allocated to a particular GUARANTEED PERIOD SUBACCOUNT will earn interest at the specified GUARANTEED INTEREST RATE in effect on the day the payment or transfer is credited. The initial GUARANTEED PERIOD(S) begins on the date a NET PURCHASE PAYMENT is accepted into that GUARANTEED PERIOD SUBACCOUNT (or, in the case of a transfer, on the effective date of the transfer) and ends on the expiration date for each duration selected.

Each GUARANTEED PERIOD SUBACCOUNT will have an associated GUARANTEED INTEREST RATE and EXPIRATION DATE, and will be treated separately from other GUARANTEED PERIOD SUBACCOUNTS for purposes of determining any market value adjustment. As a result of additional NET PURCHASE PAYMENTS and transferred amounts, GUARANTEED PERIOD SUBACCOUNTS for GUARANTEED PERIODS of the same duration may have different GUARANTEED INTEREST RATES, expiration dates, and market value adjustments.

LINCOLN LIFE will send written notice to the owner, to the last address known to LINCOLN LIFE, regarding each upcoming expiration of a GUARANTEED PERIOD. LINCOLN LIFE will send this notice at least 60 days prior to the expiration date of such GUARANTEED PERIOD. If available, a subsequent GUARANTEED PERIOD of the same duration will begin automatically upon the expiration of the preceding GUARANTEED PERIOD unless LINCOLN LIFE receives, in writing prior to the expiration of such GUARANTEE PERIOD, an election by the owner of a different currently available GUARANTEED PERIOD; or instructions to transfer all or a portion of the value in the applicable GUARANTEED PERIOD SUBACCOUNT to one or more of the VARIABLE SUBACCOUNTS or DCA FIXED ACCOUNT in accordance with the transfer provisions. If only a portion is transferred, any remaining amounts will automatically be invested in a subsequent GUARANTEE PERIOD SUBACCOUNT of the same duration as the previous GUARANTEED PERIOD SUBACCOUNT unless otherwise instructed by the OWNER. If the previous GUARANTEED PERIOD is no longer available, and no election or instructions were received from the owner, CONTRACT VALUE will be invested in a one year GUARANTEED PERIOD SUBACCOUNT.

GUARANTEED INTEREST RATE

LINCOLN LIFE will establish the applicable effective annual GUARANTEED INTEREST RATE that will be credited for each GUARANTEED PERIOD SUBACCOUNT at the beginning of that GUARANTEED PERIOD. This interest rate is guaranteed to be at least 3.0%. Interest will be credited daily. The interest rate will be guaranteed for the duration of the applicable GUARANTEED PERIOD. Subsequent GUARANTEED INTEREST RATE(S) will be determined at the beginning of subsequent GUARANTEED PERIOD(S) and may be higher or lower than the previous interest rate.

MARKET VALUE ADJUSTMENT

Any transfer, WITHDRAWAL, SURRENDER or annuitization from a GUARANTEED PERIOD SUBACCOUNT, other than upon the Expiration Date of the GUARANTEED PERIOD, death or the free look period will be subject to a market value adjustment ("MVA"). The amount being transferred, withdrawn, surrendered or annuitized is multiplied by the MVA factor to determine the actual amount of the transfer, WITHDRAWAL, SURRENDER or amount available for annuitization. LINCOLN LIFE guarantees that the value available from any GUARANTEED PERIOD SUBACCOUNT after application of the appropriate MVA(s) will be at least equal to the NET PURCHASE PAYMENTS applied to that GUARANTEED PERIOD SUBACCOUNT, decreased by partial WITHDRAWALS (without the MVA) and premium tax, if applicable, made from that GUARANTEED PERIOD SUBACCOUNT.

The MVA factor generally reflects the relationship between the Index Rate (based upon the Treasury Constant Maturity Series published by the Federal Reserve) in effect at the time a NET PURCHASE PAYMENT is allocated to a GUARANTEED PERIOD SUBACCOUNT under the Contract and the Index Rate in effect at the time of the transfer, WITHDRAWAL, SURRENDER or annuitization. It also reflects the time remaining in the GUARANTEED PERIOD SUBACCOUNT. Generally, if the Index Rate at the time of transfer, WITHDRAWAL, SURRENDER or annuitization is lower than the Index Rate at the time the NET PURCHASE PAYMENT was allocated, then the application of the MVA will result in a higher payment upon transfer, WITHDRAWAL, SURRENDER or annuitization. Similarly, if the Index Rate at the time of transfer, WITHDRAWAL, SURRENDER or annuitization is higher than the Index Rate at the time the NET PURCHASE PAYMENT was allocated, the application of the MVA will generally result in a lower payment upon transfer, WITHDRAWAL, SURRENDER or annuitization.

The MVA factor is computed by applying the following formula:

                            (1 + A)to the power of N
                                    -------
                            (1 + B)to the power of N

where:

A = an Index Rate determined at the beginning of the GUARANTEED PERIOD based on the Treasury Constant Maturity Series (published by the Federal Reserve) for a security with time to maturity equal to the GUARANTEED PERIOD SUBACCOUNT.

B = an Index Rate determined at the time of transfer, WITHDRAWAL, SURRENDER or annuitization based on the Treasury Constant Maturity Series for a security with time to maturity equal to the GUARANTEED PERIOD SUBACCOUNT plus a 0.25% adjustment (unless otherwise limited by applicable state law).

If Index Rates "A" and "B" are within .25% of each other when the index rate factor is determined, no .25% adjustment to "B" will be made, unless otherwise required by state law. This adjustment builds into the formula a factor representing direct and indirect costs to the Company associated with liquidating assets in order to satisfy transfer, WITHDRAWAL, SURRENDER or annuitization requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable portfolio assets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (E.G., because of SURRENDERS), the market price may be lower. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, this factor will result in a small but negative market value adjustment.

N = The number of years remaining in the GUARANTEED PERIOD (E.G. 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

See the Statement of Additional Information for examples of the application of the market value adjustment.

FEDERAL TAX STATUS

This section is a discussion of the Federal income tax rules applicable to the CONTRACTS as of the date of this Prospectus. More information is provided in the SAI. THESE DISCUSSIONS AND THOSE IN THE SAI ARE NOT INTENDED AS TAX ADVICE. This section does not discuss the Federal tax consequences resulting from every possible situation. No attempt has been made to consider any applicable state, local, or foreign tax law, other than the imposition of any state premium taxes (See Deductions for premium taxes). If you are concerned about the tax implications with respect to the CONTRACTS, you should consult a tax advisor. The following discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the IRS. No representation is made about the likelihood of continuation of the present Federal income tax laws or their current interpretations by the IRS.

TAXATION OF NONQUALIFIED CONTRACTS

You are generally not taxed on increases in the value of your CONTRACT until a distribution occurs. This distribution can be in the form of a lump sum payout received by requesting all or part of the CASH SURRENDER VALUE (i.e. SURRENDERS/WITHDRAWALS) or as ANNUITY PAYOUTS. For this purpose, the assignment or pledge of, or the agreement to assign or pledge, any portion of the value of a CONTRACT will be treated as a distribution. A transfer of ownership of a CONTRACT, or designation of an ANNUITANT (or other BENEFICIARY) who is not also the CONTRACTOWNER, may also result in tax consequences. The taxable portion of a distribution (in the form of a lump sum payout or an annuity) is taxed as ordinary income. In general, a CONTRACTOWNER who is not a natural person (for example, a corporation), subject to limited exceptions, will be taxed on any increase in the CONTRACT'S cash value over the investment in the CONTRACT during the taxable year, even if no distribution occurs. [See Section 72(u) of the CODE.] The next discussion applies to CONTRACTS owned by natural persons.

In the case of a SURRENDER under the CONTRACT or WITHDRAWAL of CONTRACT VALUE, generally amounts received are first treated as taxable income to the extent that the cash value of the CONTRACT immediately before the SURRENDER exceeds the investment in the CONTRACT at that time. Any additional amount withdrawn is not taxable. The investment in the CONTRACT generally equals the portion, if any, of any GROSS PURCHASE PAYMENT made by or on behalf of an individual under a CONTRACT which is not excluded from the individual's gross income.

Even though the tax consequences may vary depending on the form of ANNUITY PAYOUT selected under the CONTRACT, the CONTRACTOWNER of an ANNUITY PAYOUT generally is taxed on the portion of the ANNUITY PAYOUT that exceeds the investment in the CONTRACT. For variable ANNUITY PAYOUTS, the taxable portion is determined by a formula that establishes a specific dollar amount of each payout that is not taxed. The dollar amount is determined by dividing the investment in the CONTRACT by the total number of expected periodic payouts. For fixed ANNUITY PAYOUTS, there generally is no tax on the portion of each payout that represents the same ratio that the investment in the CONTRACT bears to the total expected value of payouts for the term of the annuity; the remainder of each payout is taxable. For individuals, the entire distribution (whether fixed or variable) will be fully taxable once the recipient is deemed to have recovered the dollar amount of the investment in the CONTRACT.

All or a portion of a WITHDRAWAL may be taxable. Additionally, there may be imposed a penalty tax on distributions equal to 10% of the amount treated as taxable income. The penalty tax is not imposed in certain circumstances, which generally are distributions:

1.  Received on or after the CONTRACTOWNER attains age 59 1/2;

2.  Made as a result of death or disability of the CONTRACTOWNER;

3. Received in substantially equal periodic payments such as a life annuity (subject to special recapture rules if the series of payouts is subsequently modified);

4.  Under a qualified funding asset in a structured settlement;

5.  Under an immediate annuity CONTRACT as defined in the CODE; and/or

6. Under a CONTRACT purchased in connection with the termination of certain retirement plans.

TAXATION OF QUALIFIED CONTRACTS

The CONTRACTS may be purchased in connection with the following types of tax-favored retirement plans:

1. CONTRACTS purchased for employees of public school systems and certain tax-exempt organizations, qualified under Section 403(b) of the CODE (normally for transfers or rollovers only);

2. Pension and profit-sharing plans of self-employed individuals (H.R. 10 or Keogh plans) or corporations, qualified under Section 401(a) or 403(a) of the CODE;

3.  IRAs, qualified under Section 408 of the CODE;

4.  Deferred compensation plans of state or local governments, qualified under
    Section 457 of the CODE;

5.  SEPs, qualified under Section 408(k) of the CODE;

6. Simple retirement accounts, qualified under Section 401(k)(11) of the code, commonly referred to as SIMPLE or SIMPLE 401(k) plans and SIMPLE IRA plans; and/or

7.  Roth IRAs, qualified under Section 408A of the CODE.

The tax rules applicable to these plans, including restrictions on contributions and benefits, taxation of distributions and any tax penalties, vary according to the type of plan and its terms and conditions. Participants under such plans, as well as CONTRACTOWNERS, ANNUITANTS and BENEFICIARIES, should be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the CONTRACTS. Purchasers of CONTRACTS for use with any qualified plan, as well as plan participants, should consult counsel and other advisors as to the suitability of the CONTRACTS to their specific needs, and as to applicable CODE limitations and tax consequences.

MULTIPLE CONTRACTS

CONTRACTS issued by the same insurance company (or its affiliates) to the same CONTRACTOWNER during any calendar year will be treated as a single CONTRACT for tax purposes.

INVESTOR CONTROL

The Treasury Department has indicated that guidelines may be issued under which a VARIABLE ANNUITY CONTRACT will not be treated as an annuity CONTRACT for tax purposes if the CONTRACTOWNER has excessive control over the investments underlying the CONTRACT. They may consider the number of investment options or the number of transfer opportunities available between options as relevant when determining excessive control. The issuance of those guidelines may require us to impose limitations on your right to control the investment. We do not know whether any such guidelines would have a retroactive effect.

Section 817(h) of the CODE and the related regulation that the Treasury Department has adopted require that assets underlying a VARIABLE ANNUITY CONTRACT be adequately diversified. The regulations provide that a VARIABLE ANNUITY CONTRACT which does not satisfy the diversification standards will not be treated as an annuity CONTRACT, unless the failure to satisfy the regulations was inadvertent, the failure is corrected, and the CONTRACTOWNER or we pay an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the CONTRACTOWNER if the income, for the period the CONTRACT was not diversified, had been received by the CONTRACTOWNER. If the failure to diversify is not corrected in this manner, the CONTRACTOWNER of an annuity CONTRACT will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. We believe, under our interpretation of the code and regulations thereunder, that the investments underlying this CONTRACT meet these diversification standards.

WITHHOLDING

Generally, pension and annuity distributions are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. Income tax withholding of 20% may apply to eligible rollover distributions. All taxable distributions from qualified plans (except IRAs) and
Section 403(b) annuities are eligible rollover distributions, except (1) annuities paid out over life or life expectancy, (2) installments paid for a period spanning 10 years or more, and (3) required minimum distributions. Mandatory 20% income tax withholding is imposed on any eligible rollover distribution that the CONTRACTOWNER does not elect to have paid in a direct rollover to another qualified plan, Section 403(b) annuity or individual retirement account. Distributions from Section 457 plans are subject to the general wage withholding rules.

VOTING RIGHTS

As required by law, we will vote the SERIES shares held in the VAA at meetings of the shareholders of the SERIES. The voting will be done according to the instructions of CONTRACTOWNERS who have interests in any VARIABLE SUBACCOUNTS which invest in classes of FUNDS of the SERIES. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the SERIES shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a VARIABLE SUBACCOUNT to the total number of votes attributable to the VARIABLE SUBACCOUNT. In determining the number of votes, fractional shares will be recognized.

SERIES shares of a class held in a VARIABLE SUBACCOUNT for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all CONTRACTS participating in that VARIABLE SUBACCOUNT. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a VARIABLE SUBACCOUNT will receive proxy voting material, reports and other materials relating to the SERIES. Since the SERIES engages in shared funding, other persons or entities besides LINCOLN LIFE may vote SERIES shares. See Sale of fund shares by the SERIES.

DISTRIBUTION OF THE CONTRACTS

American Funds Distributors, Inc. (AFD), 333 South Hope Street, Los Angeles, CA 90071, is the distributor and principal underwriter of the CONTRACTS. They will be sold by properly licensed registered representatives of independent broker-dealers which in turn have selling agreements with AFD and have been licensed by state insurance departments to represent us. AFD is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers (NASD). LINCOLN LIFE will offer CONTRACTS in all states where it is licensed to do business.

RETURN PRIVILEGE

Within the free-look period after you receive the CONTRACT, you may cancel it for any reason by delivering or mailing it postage prepaid, to the HOME OFFICE at P.O. Box 2348, 1300 South Clinton Street, Fort Wayne, Indiana, 46801. A CONTRACT canceled under this provision will be void. With respect to the GIA and DCA fixed account, we will return GROSS PURCHASE PAYMENTS. With respect to the VAA, except as explained in the following paragraph, we will return the CONTRACT VALUE as of the date of receipt of the cancellation, plus any premium taxes which had been deducted. No sales charge will be assessed. A PURCHASER WHO PARTICIPATES IN THE VAA IS SUBJECT TO THE RISK OF A MARKET LOSS DURING THE FREE-LOOK PERIOD.

For CONTRACTS written in those states whose laws require that we assume this market risk during the free-look period, a CONTRACT may be canceled, subject to the conditions explained before, except that we will return only the GROSS PURCHASE PAYMENT(S).

STATE REGULATION

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance.

Our books and accounts are subject to review and examination by the Indiana Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Title 8, Section 830.105 of the Texas Government Code, consistent with prior interpretations of the Attorney General of the State of Texas, permits participants in the Texas Optional Retirement Program (ORP) to redeem their interest in a VARIABLE ANNUITY CONTRACT issued under the ORP only upon:

1. Termination of employment in all institutions of higher education as defined in Texas law;

2.  Retirement; or

3.  Death.

Accordingly, a participant in the ORP will be required to obtain a certificate of termination from their employer before accounts can be redeemed.

RECORDS AND REPORTS

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the HOME OFFICE, at least semiannually after the first CONTRACT YEAR, reports containing information required by that Act or any other applicable law or regulation.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the CONTRACTS being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, LINCOLN LIFE and the CONTRACTS offered. Statements in this Prospectus about the content of CONTRACTS and other legal instruments are summaries. For the complete text of those CONTRACTS and instruments, please refer to those documents as filed with the SEC.

Lincoln National Variable Annuity Account E and Lincoln Life Flexible Premium Variable Life Accounts F, G and J (all registered as investment companies under the 1940 Act) and Lincoln National Flexible Premium Group Variable Annuity Accounts 50, 51 and 52 are all segregated investment accounts of Lincoln National Life Insurance Co. (LINCOLN LIFE) which also invest in the SERIES. The SERIES also offers shares of the FUNDS to other segregated investment accounts.

PREPARING FOR YEAR 2000

LINCOLN LIFE, as part of its year 2000 updating process, is responsible for the updating of the VAA related computer systems. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The year 2000 issue affects virtually all companies and organizations.

An affiliate of LINCOLN LIFE, Delaware Service Company (Delaware), provides substantially all of the necessary accounting and valuation services for the VAA. Delaware, for its part, is responsible for updating all of its internal computer systems, including those which service the VAA, to accommodate the year 2000.

The year 2000 issue is pervasive and complex and affects virtually every aspect of the businesses of both LINCOLN LIFE and Delaware (the Companies). The computer systems of the Companies and their interfaces with the computer systems of vendors, suppliers, customers and other business partners are particularly vulnerable. The inability to properly recognize date-sensitive electronic information and to transfer data between systems could cause errors or even complete failure of systems, which would result in a temporary inability to process transactions correctly and engage in normal business activities for the VAA. The Companies respectively are redirecting significant portions of their internal information technology efforts and are contracting, as needed, with outside consultants to help update their systems to accommodate the year 2000. The Companies have respectively initiated formal discussions with other critical parties that interface with their systems to gain an understanding of the progress by those parties in addressing year 2000 issues. While the Companies are making substantial efforts to address their own systems and the systems with which they interface, it is not possible to provide assurance that operational problems will not occur. The Companies presently believe that, assuming the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the year 2000 issue will not pose significant operations problems for their respective computer systems. In addition, the Companies are incorporating potential issues surrounding year 2000 into their contingency planning process, in the event that, despite these substantial efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the year 2000 issue could have a material adverse impact on the operation of the businesses of LINCOLN LIFE or Delaware, or both.

The cost of addressing year 2000 issues and the timeliness of completion will be closely monitored by management of the respective Companies. Nevertheless, there can be no guarantee either by LINCOLN LIFE or by Delaware that the estimated costs will be achieved, and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.

LEGAL PROCEEDINGS

LINCOLN LIFE is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of those proceedings are routine and in the ordinary course of business. In some instances these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of LINCOLN LIFE.

During the 1990's class action lawsuits alleging sales practices fraud have been filed against many life insurance companies, and LINCOLN LIFE has not been immune. Several suits involve alleged fraud in the sale of interest-sensitive universal and whole life insurance policies. Certain of these suits have been filed as class actions against LINCOLN LIFE, although as of the date of this Prospectus the court had not certified a class in any of them. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. Although the relief sought in these cases is substantial, the cases are in the early stages of litigation, and it is premature to make assessments about potential loss, if any. Management denies these allegations and intends to defend these suits vigorously. The amount of liability, if any, which may arise as a result of these suits (exclusive of any indemnification from professional liability insurers) cannot be reasonably estimated at this time.

STATEMENT OF ADDITIONAL
INFORMATION TABLE OF
CONTENTS FOR VARIABLE
ANNUITY ACCOUNT H
AMERICAN LEGACY
SHAREHOLDER'S ADVANTAGE

ITEM                                                  ITEM
---------------------------------------------------   ---------------------------------------------------
General information and history of                    Calculation of investment results
  Lincoln Life                                        ---------------------------------------------------
---------------------------------------------------   Annuity payouts
Special terms                                         ---------------------------------------------------
---------------------------------------------------   Market Value Adjustment examples
Services                                              ---------------------------------------------------
---------------------------------------------------   Federal tax status
Principal underwriter                                 ---------------------------------------------------
---------------------------------------------------   Advertising and sales literature
Purchase of securities being offered                  ---------------------------------------------------
                                                      Financial statements

For a free copy of the SAI please see page one of this booklet.

To obtain a copy of the Statement of Additional Information, please complete and mail this card.

                STATEMENT OF ADDITIONAL INFORMATION REQUEST CARD

                 (LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT H)

     Please send me a copy of the current Statement of Additional
     Information for American Legacy Shareholder's Advantage and American Variable Insurance Series (Please print)

    Name: __________________________________________________________________

    Address: _______________________________________________________________

    City: ____________________________________ State: ________ Zip: ________

                                                            PLACE
                                                            STAMP
                                                            HERE
                                                            POSTAL SERVICES
                                                            WILL NOT
                                                            DELIVER
                                                            UNLESS STAMPED

                              THE LINCOLN NATIONAL LIFE
                              INSURANCE COMPANY
                              ATTN: AMERICAN LEGACY CUSTOMER
                              SERVICE
                              P.O. BOX 2348
                              FORT WAYNE, IN 46801-2348

THE AMERICAN LEGACY SHAREHOLDER'S ADVANTAGE
LINCOLN NATIONAL
VARIABLE ANNUITY ACCOUNT H (REGISTRANT)

THE LINCOLN NATIONAL
LIFE INSURANCE COMPANY (DEPOSITOR)

STATEMENT OF ADDITIONAL INFORMATION (SAI)

This Statement of Additional Information should be read in conjunction with the American Legacy Shareholder's Advantage Prospectus of Lincoln National Variable
Annuity Account H dated           , 1998.
You may obtain a copy of the American Legacy Shareholder's Advantage Prospectus on request and without charge. Please write American Legacy Customer Service, The Lincoln National Life Insurance Company, P.O. Box 2348, Fort Wayne, Indiana 46801 or call 1-800-942-5500.

TABLE OF CONTENTS

ITEM                                          PAGE
-------------------------------------------------------
GENERAL INFORMATION AND HISTORY
OF LINCOLN LIFE                                    B-2
-------------------------------------------------------
SPECIAL TERMS                                      B-2
-------------------------------------------------------
SERVICES                                           B-2
-------------------------------------------------------
PRINCIPAL UNDERWRITER                              B-2
-------------------------------------------------------
PURCHASE OF SECURITIES BEING OFFERED               B-2
-------------------------------------------------------

ITEM                                            PAGE
-------------------------------------------------------

CALCULATION OF INVESTMENT RESULTS                  B-2
-------------------------------------------------------
ANNUITY PAYOUTS                                    B-8
-------------------------------------------------------
MARKET VALUE ADJUSTMENT EXAMPLES                   B-8
-------------------------------------------------------
FEDERAL TAX STATUS                                 B-9
-------------------------------------------------------
ADVERTISING AND SALES LITERATURE                   B-12
-------------------------------------------------------
FINANCIAL STATEMENTS                               B-13
-------------------------------------------------------

THIS SAI IS NOT A PROSPECTUS.

The date of this SAI is             .

GENERAL INFORMATION
AND HISTORY OF THE
LINCOLN NATIONAL LIFE
INSURANCE COMPANY (LINCOLN LIFE)

The Lincoln National Life Insurance Company (Lincoln Life), organized in 1905, is an Indiana stock insurance corporation, engaged primarily in the direct insurance of life insurance contracts and annuities, and is also a professional reinsurer. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company domiciled in Indiana.

SPECIAL TERMS

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term, valuation date, the New York Stock Exchange is currently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday.

SERVICES

INDEPENDENT AUDITORS

The financial statements of the variable annuity account (VAA) and the statutory-basis financial statements and schedules of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements and schedules audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.

KEEPER OF RECORDS

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by Lincoln Life or by third parties responsible to Lincoln Life. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by Lincoln Life for this service.

PRINCIPAL UNDERWRITER

Lincoln Life has contracted with American Funds Distributors, Inc. (AFD), 333 South Hope Street, Los Angeles, California 90071, a licensed broker-dealer, to distribute the contracts through certain legally authorized sales persons and organizations (brokers). AFD and its brokers are compensated under a standard compensation schedule.

PURCHASE OF SECURITIES BEING OFFERED

The contracts are offered to the public through certain securities broker/dealers who have entered into selling agreements with AFD and whose personnel are legally authorized to sell annuity products. Although there are no special purchase plans for any class of prospective buyers, the sales charge normally assessed on gross purchase payments will be waived for officers, directors or bona fide full time employees of LNC, The Capital Group, Inc., their affiliated or managed companies, and certain other persons. See Charges and other deductions in the Prospectus.

Both before and after the annuity commencement date, there are exchange privileges between variable subaccounts, and from the VAA to the fixed side of the contract subject to restrictions set out in the Prospectus. See The contracts, in the Prospectus. No exchanges are permitted between the VAA and other variable separate accounts.

The offering of the contracts is continuous.

CALCULATION OF INVESTMENT RESULTS

The paragraphs set forth below present performance information for the VAA and the variable subaccounts calculated in several different ways. Paragraph A shows the historical fund/series performance over the periods indicated in the table set forth in the Paragraph adjusted to reflect the charges and expenses associated with the contracts. This is commonly referred to as "standard performance" because it is calculated in accordance with formulas prescribed by the SEC. Under rules issued by the SEC, standard performance must be included in certain advertising material that discusses the performance of the VAA and the variable subaccounts. Standard performance is described in paragraph (B). Paragraph C shows additional "non-standardized" performance information (i.e., performance information not calculated in accordance with SEC guidelines) for each of the variable subaccounts that may be used to advertise the performance of the VAA and the variable subaccounts. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

(a) VARIABLE SUBACCOUNT PERFORMANCE ADJUSTED FOR CONTRACT EXPENSE CHARGES

The examples below show, for the various subaccounts of the VAA, annual total return as of the stated periods, based upon a hypothetical initial gross purchase payment of $1,000, calculated according to the formula provided after the examples. The annual total return has been calculated to show the annual total return for a hypothetical contract with the enhanced guaranteed minimum death benefit (EGMDB) and without EGMDB. Although the variable subaccounts did not commence activity until 1998, these figures are calculated as if the variable subaccounts had commenced activity at the same time as the underlying funds.

Further, since the class of shares of the funds in which the variable subaccounts invest was not created until 1997, the figures below are based on the performance of the class of shares of the funds issued since the funds commenced operations in 1989, as adjusted to reflect the fees and expenses chargeable against assets attributable to shares of Class 2.

VARIABLE SUBACCOUNT PERFORMANCE (ADJUSTED
FOR CONTRACT EXPENSE CHARGES)
PERIOD ENDING DECEMBER 31, 1997 (STANDARDIZED)

                                            1-YEAR        5-YEAR       10-YEAR
                                            PERIOD        PERIOD        PERIOD
                                         WITH   WITHOUT WITH  WITHOUT WITH  WITHOUT
                                         EGMDB  EGMDB  EGMDB  EGMDB  EGMDB  EGMDB
---------------------------------------------------------------------------------
Global Growth Variable Subaccount
(commenced activity 4/30/97)             1.32%* 1.51%*  N/A    N/A    N/A    N/A
---------------------------------------------------------------------------------
Growth Variable Subaccount
(as if commenced activity 2/8/84)        21.99  22.19  15.95% 16.14% 15.25% 15.44%
---------------------------------------------------------------------------------
International Variable Subaccount
(as if commenced activity 5/1/90)        1.30   1.47   12.49  12.68  8.31 * 8.49 *
---------------------------------------------------------------------------------
Growth-Income Variable Subaccount
(as if commenced activity 2/8/84)        17.79  17.98  15.74  15.94  13.72  13.90
---------------------------------------------------------------------------------
Asset Allocation Variable Subaccount
(as if commenced activity 8/1/89)        12.48  12.66  12.62  12.81  10.56* 10.74*
---------------------------------------------------------------------------------
High-Yield Bond Variable Subaccount
(as if commenced activity 2/8/84)        4.52   4.69   8.90   9.08   10.34  10.51
---------------------------------------------------------------------------------
Bond Variable Subaccount
(as if commenced activity 1/2/96)        2.35   2.52   3.36 * 3.53 *  N/A    N/A
---------------------------------------------------------------------------------
U.S. Gov't./AAA Variable Subaccount
(as if commenced activity 12/1/85)       0.70   0.86   4.46   4.62   6.54   6.71
---------------------------------------------------------------------------------
Cash Management Variable Subaccount
(as if commenced activity 2/8/84)        (2.54) (2.39) 2.39   2.56   3.74   3.90
---------------------------------------------------------------------------------

* The lifetime of each variable subaccount is less than the complete period indicated.

See the date the variable subaccount commenced activity under its name.

There is a Global Small Capitalization variable subaccount but it is not in the chart because it did not begin activity until 1998.

The length of the periods and the last day of each period used in the above table are set out in the table heading and in the footnotes above.

(b) FORMULAS

Average annual total return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula --

P(1 + T) to the power of (n) = ERV
Where: P = a hypothetical initial purchase payment of $1,000
T = average annual total return for the period in question n = number of years
ERV = redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 5-year, or 10-year period in question (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been charged to contractowner accounts; 2) all applicable non-recurring charges are deducted at the end of the period in question; and 3) there will be a complete redemption at the end of the period in question.

(c) OTHER NON-STANDARDIZED INVESTMENT RESULTS:

The VAA may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and reports. Such results may be computed on a cumulative and/or annualized basis.

Cumulative quotations are arrived at by calculating the change in the Accumulation Unit Value between the first and last day of the base period being measured, and expressing the difference as a percentage of the unit value at the beginning of the base period.

Annualized quotations are arrived at by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

NON-STANDARDIZED INVESTMENT RESULTS
VARIABLE SUBACCOUNTS OF ACCOUNT H*

$10,000 INVESTED IN
THIS FUND THROUGH
AMERICAN LEGACY SHAREHOLDER'S ADVANTAGE
THIS MANY YEARS AGO . . .
              . . . WOULD HAVE GROWN TO THIS AMOUNT ON DECEMBER 31, 1997**

                                         WITH EGMDB
                                         GROWTH                GROWTH-INCOME         HIGH-YIELD BOND       CASH MANAGEMENT
                                         --------------------------------------------------------------------------------------
                                                               --------------------  --------------------  --------------------
                                                     COMPOUND              COMPOUND              COMPOUND              COMPOUND
                                                     GROWTH                GROWTH                GROWTH                GROWTH
NUMBER OF YEARS       PERIODS            AMOUNT      RATE      AMOUNT      RATE      AMOUNT      RATE      AMOUNT      RATE
-------------------------------------------------------------------------------------------------------------------------------
1                     12/31/96-12/31/97  $12,798.82  27.99%    $12,378.95  23.79%    $11,052.41  10.52%    $10,345.85   3.46%
-------------------------------------------------------------------------------------------------------------------------------
2                     12/31/95-12/31/97   14,268.88  19.45      14,453.66  20.22      12,305.43  10.93      10,692.41   3.40
-------------------------------------------------------------------------------------------------------------------------------
3                     12/31/94-12/31/97   18,705.50  23.21      18,907.63  23.66      14,738.96  13.80      11,101.62   3.54
-------------------------------------------------------------------------------------------------------------------------------
4                     12/31/93-12/31/97   18,492.06  16.61      18,986.06  17.38      13,550.44   7.89      11,343.75   3.20
-------------------------------------------------------------------------------------------------------------------------------
5                     12/31/92-12/31/97   21,328.63  16.36      20,986.91  15.98      15,557.22   9.24      11,457.60   2.76
-------------------------------------------------------------------------------------------------------------------------------
Lifetime of fund      02/08/84-12/31/97   67,642.95  14.75      62,632.50  14.12      43,641.91  11.19      17,748.66   4.22
-------------------------------------------------------------------------------------------------------------------------------

                                         WITHOUT EGMDB
                                         GROWTH                GROWTH-INCOME         HIGH-YIELD BOND       CASH MANAGEMENT
                                         --------------------------------------------------------------------------------------
                                                               --------------------  --------------------  --------------------
                                                     COMPOUND              COMPOUND              COMPOUND              COMPOUND
                                                     GROWTH                GROWTH                GROWTH                GROWTH
NUMBER OF YEARS       PERIODS            AMOUNT      RATE      AMOUNT      RATE      AMOUNT      RATE      AMOUNT      RATE
-------------------------------------------------------------------------------------------------------------------------------
1                     12/31/96-12/31/97  $12,818.21  28.18%    $12,397.56  23.98%    $11,068.91  10.69%    $10,361.46   3.61%
-------------------------------------------------------------------------------------------------------------------------------
2                     12/31/95-12/31/97   14,312.62  19.64      14,497.80  20.41      12,342.87  11.10      10,725.10   3.56
-------------------------------------------------------------------------------------------------------------------------------
3                     12/31/94-12/31/97   18,791.54  23.40      18,994.39  23.84      14,806.44  13.98      11,152.59   3.70
-------------------------------------------------------------------------------------------------------------------------------
4                     12/31/93-12/31/97   18,605.44  16.79      19,102.32  17.56      13,633.24   8.06      11,413.20   3.36
5                     12/31/92-12/31/97   21,332.56  16.36      21,144.84  16.16      15,641.85   9.36      11,544.30   2.91
-------------------------------------------------------------------------------------------------------------------------------
Lifetime of fund      02/08/84-12/31/97   68,562.25  14.86      63,952.08  14.29      44,467.45  11.34      18,122.68   4.37
-------------------------------------------------------------------------------------------------------------------------------

* Although the variable subaccounts for the contracts did not commence activity until 1998, these figures are calculated as if the variable subaccounts had commenced activity at the same time as the corresponding underlying funds.

** For purposes of determining these investment results, American Legacy Shareholder's Advantage's 0.69% mortality and expense risk charge and administrative fee for those contracts with EGMDB and 0.60% for those contracts without EGMDB have been taken into account. No sales charges have been deducted.

There is also a Global Small Capitalization variable subaccount but it is not in the chart because it did not begin activity until 1998.

                                                            WITH EGMDB             WITHOUT EGMDB
                                                            U.S. GOVT/AAA          U.S. GOVT/AAA
                                                            --------------------   ----------------------
                                                                        COMPOUND                 COMPOUND
                                                                        GROWTH                   GROWTH
NUMBER OF YEARS                          PERIODS            AMOUNT      RATE       AMOUNT        RATE
---------------------------------------------------------------------------------------------------------
1                                        12/31/96-12/31/97  $10,670.25     6.70%   $ 10,686.38      6.86%
---------------------------------------------------------------------------------------------------------
2                                        12/31/95-12/31/97   10,820.11     4.02      10,853.23      4.18
---------------------------------------------------------------------------------------------------------
3                                        12/31/94-12/31/97   12,280.54     7.09      12,336.99      7.25
---------------------------------------------------------------------------------------------------------
4                                        12/31/93-12/31/97   11,556.21     3.68      11,627.02      3.84
---------------------------------------------------------------------------------------------------------
5                                        12/31/92-12/31/97   12,651.73     4.82      12,735.74      4.96
---------------------------------------------------------------------------------------------------------
Lifetime of fund                         12/01/85-12/31/97   21,511.76     6.53      21,886.30      6.68

                                                            ASSET
                                                            ALLOCATION             ASSET ALLOCATION
                                                            --------------------   ----------------------
                                                                        COMPOUND                 COMPOUND
                                                                        GROWTH                   GROWTH
NUMBER OF YEARS                          PERIODS            AMOUNT      RATE       AMOUNT        RATE
---------------------------------------------------------------------------------------------------------
1                                        12/31/96-12/31/97  $11,847.68    18.48%   $ 11,865.45     18.65%
---------------------------------------------------------------------------------------------------------
2                                        12/31/95-12/31/97   13,490.87    16.15      13,531.99     16.33
---------------------------------------------------------------------------------------------------------
3                                        12/31/94-12/31/97   17,192.80    19.80      17,271.55     19.98
---------------------------------------------------------------------------------------------------------
4                                        12/31/93-12/31/97   16,864.61    13.96      16,967.69     14.13
---------------------------------------------------------------------------------------------------------
5                                        12/31/92-12/31/97   18,327.55    12.88      18,466.06     13.05
---------------------------------------------------------------------------------------------------------
Lifetime of fund                         08/01/89-12/31/97   23,300.15    10.57      23,596.09     10.74

                                                            INTERNATIONAL          INTERNATIONAL
                                                            --------------------   ----------------------
                                                                        COMPOUND                 COMPOUND
                                                                        GROWTH                   GROWTH
NUMBER OF YEARS                          PERIODS            AMOUNT      RATE       AMOUNT        RATE
---------------------------------------------------------------------------------------------------------
1                                        12/31/96-12/31/97  $10,730.10     7.30%   $ 10,746.43      7.46%
---------------------------------------------------------------------------------------------------------
2                                        12/31/95-12/31/97   12,402.89    11.37      12,440.99     11.54
---------------------------------------------------------------------------------------------------------
3                                        12/31/94-12/31/97   13,746.60    11.19      13,809.92     11.36
---------------------------------------------------------------------------------------------------------
4                                        12/31/93-12/31/97   13,782.68     8.35      13,867.27      8.52
---------------------------------------------------------------------------------------------------------
5                                        12/31/92-12/31/97   18,315.11    12.87      18,361.30     12.92
---------------------------------------------------------------------------------------------------------
Lifetime of fund                         04/30/90-12/31/97   18,554.19     8.39      18,675.06      8.48

                                                            BOND                   BOND
                                                            --------------------   ----------------------
                                                                        COMPOUND                 COMPOUND
                                                                        GROWTH                   GROWTH
NUMBER OF YEARS                          PERIODS            AMOUNT      RATE       AMOUNT        RATE
---------------------------------------------------------------------------------------------------------
1                                        12/31/96-12/31/97  $10,835.40     8.35%   $ 10,851.86      8.52%
---------------------------------------------------------------------------------------------------------
Lifetime of fund                         01/02/96-12/31/97   11,304.03     6.33      11,316.06      6.39

                                                            GLOBAL GROWTH          GLOBAL GROWTH
                                                            --------------------   ----------------------
                                                                        COMPOUND                 COMPOUND
                                                                        GROWTH                   GROWTH
NUMBER OF YEARS                          PERIODS            AMOUNT      RATE       AMOUNT        RATE
---------------------------------------------------------------------------------------------------------
Lifetime of fund                         04/30/97-12/31/97  $10,732.30    11.11%   $ 10,750.86     11.40%

ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS

Variable annuity payouts will be determined on the basis of: (1) the dollar value of the contract on the annuity commencement date; (2) the annuity tables contained in the contract; (3) the type of annuity option selected; and (4) the investment results of the fund(s) selected. In order to determine the amount of variable annuity payouts, Lincoln Life makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of annuity units based on the amount of the first payout; and third, it calculates the value of the annuity units each period thereafter. These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 4% per annum. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The 4% interest rate stated above is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds 4%, the payout will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 4%, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

Lincoln Life may use sex distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each variable subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each variable subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each variable subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each variable subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each variable subaccount at the end of any valuation date is determined as follows:

1. The total value of fund shares held in a given variable subaccount is calculated by multiplying the number of shares by the net asset value at the end of the valuation period plus any dividend or other distribution.

2. The liabilities of the variable subaccount, including daily charges and taxes, are subtracted.

3. The result is divided by the number of annuity units in the variable subaccount at the beginning of the valuation period, and adjusted by a factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

PROOF OF AGE, SEX AND SURVIVAL

Lincoln Life may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

MARKET VALUE ADJUSTMENT EXAMPLES

These two examples demonstrate the impact of a market value adjustment (MVA) on a premature withdrawal of contract value from a guaranteed period subaccount. The MVA formula is described in the prospectus.

EXAMPLE 1 demonstrates a negative market value adjustment. Assume a $10,000 single deposit was allocated to the 5-year guaranteed period with an initial interest crediting rate of 4.50%. After 3 1/2 years, the contract is surrendered. The Index Rate at the time of surrender is 5.50%. The contract value before the surrender is $11,665.60.

Applying the formula:

                   (1 + .045)^ to the power of (5 - 3.5)
          MVA =             --------------------            = 0.982322002
                   (1 + .0575)^ to the power of (5 - 3.5)

          $11,665.60 X 0.982322002 = $11,459.37

          $11,459.37 is the amount payable upon surrender of the contract.

EXAMPLE 2 demonstrates a positive market value adjustment. Assume a $10,000 single deposit was allocated to the 10-year guaranteed period with an initial interest crediting rate of 5.0%. The contract is surrendered 7.25 years into the contract when the Index Rate is 4.0%. The contract value before the surrender is $14,418.49.

Applying the formula:

                   (1 + .05)^ to the power of (10 - 7.25)
          MVA =             --------------------            = 1.019908937
                  (1 + .0425)^ to the power of (10 - 7.25)

          $14,418.49 X 1.019908937 = $14,698.78

          $14,698.78 is the amount payable upon surrender of the contract.

FEDERAL TAX STATUS

GENERAL

The operations of the VAA form a part of, and are taxed with, the operations of Lincoln Life under the Internal Revenue Code of 1986, as amended (the Code). VAA investment income and realized net capital gains on the assets of the VAA are reinvested and taken into account in determining the accumulation and annuity unit values. As a result, such investment income and realized net capital gain are automatically retained as part of the reserves under the contract. Under existing federal income tax law, Lincoln Life believes that the VAA investment income and realized net capital gain are not taxed to the extent they are retained as part of the reserves under the contract. Accordingly, Lincoln Life does not anticipate that it will incur any federal income tax liability attributable to the VAA, and therefore it does not intend to make any provision for such taxes. However, if changes in the federal tax laws or interpretations thereof result in Lincoln Life's being taxed on income or gain attributable to the VAA, then Lincoln Life may impose a charge against the VAA (with respect to some or all (contracts) in order to make provision for payment of such taxes.

TAX STATUS OF NON-QUALIFIED CONTRACTS

Section 817(h) of the code provides that separate account investments (or the investments of a mutual fund the shares of which are owned by separate accounts of insurance companies) underlying the contract be adequately diversified in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the code. The VAA, through each of the funds, intends to comply with the diversification requirements prescribed in regulations, which affect how the assets in each of the funds in which the VAA invests may be invested. Capital Research and Management Company is not affiliated with Lincoln Life and Lincoln Life does not have control over the series, or its investments. However, Lincoln Life believes that each fund in which the VAA owns shares will meet the diversification requirements and that therefore the contracts will be treated as annuities under the code.

The regulations relating to diversification requirements do not provide guidance concerning the extent to which contractowners may direct their investments to particular variable subaccounts of a separate account. When guidance is provided, the contract may need to be modified to comply with that guidance. For these reasons, Lincoln Life reserves the right to modify the contract as necessary to prevent the contractowner from being considered the owner of the assets of the VAA.

In addition to the requirements of Section 817(h), code Section 72(s) provides that contracts will not be treated as annuity contracts for purposes of Section 72 unless the contract provides that (1) if any contractowner dies on or after the annuity starting date prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution in effect at the time of the contractowner's death; and (2) if any contractowner dies prior to the annuity starting date, the entire interest must be distributed within five years after the death of the contractowner. These requirements are considered satisfied if any portion of the contractowner's interest that is payable to or for the benefit of a designated beneficiary is distributed over that designated beneficiary's life, or a period not extending beyond the designated beneficiary's life expectancy, and if that distribution begins within one year of the contractowner's death. The designated beneficiary must be a natural person. No regulations interpreting these requirements have yet been issued. Thus, no assurance can be given that the provisions contained in contracts satisfy all such code requirements. However, Lincoln Life believes that such provisions in such contracts meet these requirements. Lincoln Life intends to review such provisions and modify them as necessary to assure that they comply with the requirements of Section 72(s) when clarified by regulations or otherwise.

TAX STATUS OF CONTRACTS USED WITH CERTAIN PLANS

The rules governing the tax treatment of contributions and distributions under qualified plans, as set forth in the code and applicable rulings and regulations, are complex and subject to change. These rules also vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of contracts with the various types of plans, based on Lincoln Life's understanding of the current federal tax laws as interpreted by the Internal Revenue Service. Purchasers of contracts for use with such a plan and plan participants and beneficiaries should consult counsel and other competent advisers as to the suitability of the plan and the contract to their specific needs, and as to applicable code limitations and tax consequences. Participants under such plans, as well as contractowners, annuitants, and beneficiaries, should also be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the contract.

Following are brief descriptions of the various types of plans and of the use of contracts in connection therewith.

PUBLIC SCHOOL SYSTEMS AND 501(c)(3) ORGANIZATIONS [SECTION 403(b) PLANS]

Payments made to purchase annuity contracts by public school systems or code
Section 501(c)(3) organizations for their employees are excludable from the gross income of the employee to the extent that aggregate payments for the employee do not exceed the exclusion allowance provided by Section 403(b) of the code, the over-all limits for excludable contributions of Section 415 of the code or the limit on elective contributions. Furthermore, the investment results of the fund credited to the account are not taxable until benefits are received either in the form of annuity payouts, in a single sum or a withdrawal.

If an employee's individual account is surrendered, usually the full amount received would be includable in income for that year at ordinary rates.

QUALIFIED CORPORATE EMPLOYEE'S PENSION AND PROFIT-SHARING TRUSTS AND QUALIFIED ANNUITY PLANS [SECTION 401(a) PLANS]

Payments made by a corporate employer and the increments on all payments for qualified corporate plans are not taxable as income to the employee until distributed. However, the employee may be required to include these amounts in gross income prior to distribution if the qualified plan or trust loses its qualification. Corporate plans qualified under Sections 401(a) or 403(a) of the code are subject to extensive rules, including limitations on maximum contributions or benefits. Distributions of amounts in excess of non-deductible employee contributions are generally taxable as ordinary income.

SELF-EMPLOYED INDIVIDUALS (H.R. 10 OR KEOGH)

Under code provisions, self-employed individuals may establish plans commonly known as H.R. 10 or Keogh plans for themselves and their employees. The tax consequences to participants under such plans depend upon the plan itself. Such plans are subject to special rules in addition to those applicable to qualified corporate plans; therefore, purchasers of the contracts for use with H.R. 10 plans should seek competent advice as to suitability of plan documents and the funding contracts.

INDIVIDUAL RETIREMENT ANNUITIES (IRA)

Under Section 408 of the code, individuals may participate in a retirement program known as Individual Retirement Annuity (IRA). An individual may make an annual IRA contribution of up to the lesser of $2,000 (or $4,000 if IRAs are maintained for both the individual and his nonworking spouse) or 100% of compensation. However, IRA contributions may be non-deductible in whole or in part if (1) the individual or his spouse is an active participant in certain other retirement programs and (2) the income of the individual (or of the individual and his spouse) exceeds a specified amount. Distributions from certain other IRA plans or qualified plans may be rolled over to an IRA on a tax deferred basis without regard to the limit on contributions, provided certain requirements are met. Distributions from IRA's are subject to certain restrictions. Deductible IRA contributions and all IRA earnings will be taxed as ordinary income when distributed. The failure to satisfy certain code requirements with respect to an IRA may result in adverse tax consequences.

ROTH IRA

Beginning in 1998, Roth IRA's may be established. Non-deductible contributions of $2,000 per year can be made to the Roth IRA. The contribution limits for deductible and non-deductible IRA's are coordinated. In general, distributions from a Roth IRA are not taxable and are not subject to the 10% early withdrawal penalty that applies to Traditional IRA's. A five-year holding period as well as other requirements must be satisfied if distributions are to be non-taxable and/or not subject to the 10% early withdrawal penalty. Assuming certain income restrictions are satisfied, a Traditional IRA can be converted to a Roth IRA. This is a taxable event.

DEFERRED COMPENSATION PLANS (457 PLANS)

Under the code provisions, employees and independent contractors (participants) performing services for state and local governments and certain tax-exempt organizations may establish deferred compensation plans. While participants in such plans may be permitted to specify the form of investment in which their plan accounts will participate, all such investments are owned by the sponsoring employer and are subject to the claims of its creditors. Plans of state and local governments established on August 20, 1996, or later, must hold all assets and income in trust (or custodial accounts or an annuity contract) for the exclusive benefit of participants and their beneficiaries. Section 457 plans that were in existence before August 20, 1996 are allowed until January 1, 1999 to meet this requirement. The amounts deferred under a plan which meet the requirements of
Section 457 of the code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. Deferrals are taxed as compensation from the employer when they are actually or constructively received by the employee. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $7,500, as increased for cost of living adjustments, or 33 1/3% of the participant's includable compensation. However, in limited circumstances, up to $15,000 may be deferred in each of the last three years before retirement.

SIMPLIFIED EMPLOYEE PENSION PLANS [SECTION 408(k)]

An employer may make contributions on behalf of employees to a simplified employee pension plan ("SEP") established prior to January 1, 1997, as provided by Section 408(k) of the code. The contributions and distribution dates are limited by the code provisions. All distributions from the plan will be taxed as ordinary income. Any distribution before the employee attains age 59 1/2 (except in the event of death or disability) or the failure to satisfy certain other code requirements may result in adverse tax consequences. For tax years after 1996, salary reduction SEPs (SAR/ SEP) may no longer be established. However, SAR/SEPs in existence prior to January 1, 1997 may continue to receive contributions.

SAVINGS INCENTIVE MATCHED PLAN FOR EMPLOYEES (SIMPLE)

Employers with 100 or fewer employees, who earned $5,000 during the preceding year, may establish SIMPLEs. SIMPLE plans may be in the form of an IRA or part of a 401(k) plan. Under a SIMPLE IRA, employees are permitted to make elective contributions to an IRA, stated as a percentage of the employee's compensation, but not to exceed $6,000 annually as indexed. Such deferrals are not subject to income tax until withdrawn. Withdrawals made by an employee in the first two years of the employee's participation are subject to a 25 percent penalty. Later withdrawals are subject to penalties applicable to IRAs. Under a SIMPLE 401(k), employee deferrals are limited to no more than $6,000 annually. Employer contributions are usually required for each type of SIMPLE.

TAX ON DISTRIBUTIONS FROM QUALIFIED CONTRACTS

The following rules generally apply to distributions from contracts purchased in connection with the plans discussed above, other than 457 plans and Roth IRAs.

The portion, if any, of any contribution under a contract made by or on behalf of an individual which is not excluded from the employee's gross income (generally, the employee's own non-deductible contributions) constitutes his investment in the contract. If a distribution is made in the form of annuity payouts, the employee's investment in the contract (adjusted for certain refund provisions) divided by his life expectancy (or other period for which annuity payouts are expected to be made) constitutes a return of capital each year. The dollar amount of annuity payouts received in any year in excess of such return is taxable as ordinary income. However, all distributions will be fully taxable once the employee is deemed to have recovered the dollar amount of his investment in the contract. Notwithstanding the above, if the employee's annuity starting date was on or before July 1, 1986 and if his investment in the contract will be recovered within three years of his annuity starting date, no amount is included in income until he has fully recovered such investment. Rules generally provide that all distributions which are not received as an annuity will be taxed as a pro rata distribution of taxable and non-taxable amounts (rather than as a distribution first of non-taxable amounts).

If a surrender of or withdrawal from the contract is effected and a distribution is made in a single payment, the proceeds may qualify for special lump-sum distribution treatment under certain qualified plans, as discussed above. Otherwise, the amount by which the payment exceeds the investment in the contract (adjusted for any prior withdrawals) allocated to that payment, if any, will be taxed as ordinary income in the year of receipt.

Distributions from Section 401(a) plans, Section 403(b) plans, IRAs, SEPs and Keoghs will be subject to a 10% penalty tax if made before age 59 1/2 unless certain other exceptions apply. Failure to meet certain minimum distribution requirements for the above plans, as well as for Section 457 plans, will result in a 50% excise tax. Various other adverse tax consequences may also be potentially applicable in certain circumstances to these types of plans.

Upon an annuitant's death, the taxation of benefits payable to his beneficiary generally follow these same principles, subject to a variety of special rules.

OTHER CONSIDERATIONS

It should be understood that the foregoing comments about the federal tax consequences under these contracts are not exhaustive and that special rules are provided with respect to other tax situations not discussed herein. Further, the foregoing discussion does not address any applicable state, local, or foreign tax laws. In recent years, numerous changes have been made in the federal income tax treatment of contracts and retirement plans, which are not fully discussed above. Before an investment is made in any of the above plans, a tax adviser should be consulted.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, Lincoln Life may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company. A.M. Best also provides certain rankings, to which Lincoln Life intends to refer.

DUFF & PHELPS insurance company claims paying ability (CPA) service provides purchasers of insurance company policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S. licensed insurance companies, both mutual and stock.

EAFE INDEX is prepared by Morgan Stanley Capital International (MSCI). It measures performance of securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification with over 1,000 companies across 20 different countries.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

MOODY'S insurance claims-paying rating is a system of rating insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

MORNINGSTAR is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities.

STANDARD & POOR'S insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

VARDS (VARIABLE ANNUITY RESEARCH DATA SERVICE) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

STANDARD & POOR'S INDEX -- broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

NASDAQ-OTC PRICE INDEX -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value- weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but including American Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

In its advertisements and other sales literature for the VAA and the series funds, Lincoln Life intends to illustrate the advantages of the contracts in a number of ways:

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential savings through tax deferral; the potential advantage of the variable annuity account over the fixed account; and the compounding effect when a client makes regular deposits to his or her contract.

INTERNET. An electronic communications network which may be used to provide information regarding Lincoln Life, performance of the variable subaccounts and advertisement literature.

DOLLAR-COST AVERAGING. (DCA) -- You may systematically transfer on a monthly basis amounts from the DCA fixed account or certain variable subaccounts into the variable subaccounts or guaranteed period subaccounts. The variable subaccounts that are currently available for dollar cost averaging are the variable subaccounts with the Cash Management Fund and the U.S. Government/AAA-Rated Securities Fund. We reserve the right to change subaccounts under this program. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $10,000 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of: (1) the annuity commencement date;
(2) the value of the amount being DCA'd is depleted; or (3) you cancel the program by written request or by telephone if we have your telephone authorization on file. Currently, there is no charge for this service. However, we reserve the right to impose one. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

AUTOMATIC WITHDRAWAL SERVICE. (AWS) -- AWS provides an automatic, periodic withdrawal of contract value to you. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to our home office. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to our home office. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted by Section 401(a)(9) of the code for qualified plans or permitted under Section 72 for non-qualified contracts. Currently, there is no charge for this service. However, we reserve the right to impose one. If a charge is imposed, it will not exceed $25 per transaction or 2% of the amount withdrawn, whichever is less. We reserve the right to discontinue this service at any time.

CROSS-REINVESTMENT SERVICE -- Under this option, account value in a designated variable subaccount or the fixed side of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) or the fixed side of the contract at specific intervals. You may elect to participate in cross-reinvestment at the time of application or at any time before the annuity commencement date by sending a written request to our home office or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross-reinvestment will continue until we receive authorization to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000. Currently, there is no charge for this service. However, we reserve the right to impose one. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this service at any time.

LINCOLN LIFE'S CUSTOMERS. Sales literature for the VAA and the series' funds may refer to the number of employers and the number of individual annuity clients which Lincoln Life serves. As of the date of this SAI, Lincoln Life was serving over 15,000 employers and had more than 1 million annuity clients.

LINCOLN LIFE'S ASSETS, SIZE. Lincoln Life may discuss its general financial condition (see, for example, the reference to A.M. Best Company, above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at year-end 1997 Lincoln Life had statutory admitted assets of over $58 billion.

FINANCIAL STATEMENTS

To be filed by amendment.

                                       Part C

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements provided in the Statement of Additional Information.

     (TO BE FILED BY AMENDMENT.)

(b) Exhibits

     (1) Resolution of the Board of Directors and Memorandum from the President of The Lincoln National Life Insurance Company authorizing establishment of the Variable Account are incorporated by reference to Registration Statement on Form N-4 (33-27783) filed on December 5, 1996.

     (2) Not Applicable.

     (3) (a) Underwriting Agreement incorporated herein by reference to Registration Statement on Form N-4 (33-27783) filed on December 5, 1996.

     (3) (b) Amendment to Underwriting Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-18419) filed on March 27, 1998.

     (3) (c) Selling Group Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-18419) filed on March 27, 1998.

     (4) Form of Variable Annuity contract.

     (5) Form of Application.

     (6) (a) Articles of Incorporation of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration Statement on Form N-4 (33-27783) filed on December 5, 1996.

         (b) By-laws of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration Statement on Form N-4 (33-27783) filed on December 5, 1996.

     (7) Not applicable.

     (8) (a) Participation Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-18419) filed on April 1, 1997.

         (b) Amendment to Participation Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-18419) filed on April 1, 1997.

         (c) Amendment to Indemnification Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-18419) filed on April 1, 1997.

         (d) Service Agreement between Delaware Management Holdings, Inc., Delaware Services Company, Inc. and Lincoln National Life Insurance Company is incorporated herein by reference to the Registration Statement of Flexible Premium Variable Life Account F, Form S-6 (333-40745) filed November 21, 1997.

     (9) Opinion and Consent of Mary Jo Ardington, Counsel, of The Lincoln National Life Insurance Company (To be filed by amendment.)

     (10) Consent of Ernst & Young LLP, Independent Auditors. (To be filed by amendment.)

     (11) Not applicable.

     (12) Not applicable.

     (13) Schedule for Computation of Performance Results. (To be filed by amendment)

     (14) Not applicable.

     (15) (a) Organizational Chart of The Lincoln National Insurance Holding Company System is incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-62819) filed September 3, 1998.

          (b) Books and Records Report is incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-18419) filed on March 27, 1998.


ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME                          POSITIONS AND OFFICES WITH DEPOSITOR
----                          ------------------------------------

Gabriel L. Shaheen*           President, Chief Executive Officer and Director
Jon A. Boscia**               Director
Carolyn P. Brody*             Vice President
Thomas L. Clagg*              Vice President and Associate General Counsell
Kelly D. Clevenger*           Vice President
Jeffrey K. Dellinger*         Vice President
John H. Gotta****             Senior Vice President
Donald E. Keller*             Vice President
Stephen H. Lewis*             Senior Vice President
H. Thomas McMeekin**          Director
Reed P. Miller*               Vice President
Lawrence T. Rowland***        Executive Vice President and Director
Keith J. Ryan*                Senior Vice President, Chief Financial Officer and
                              Assistant Treasurer
Richard C. Vaughan**          Director
Roy V. Washington*            Vice President and Chief Compliance Officer
Janet C. Whitney**            Vice President and Treasurer
C. Suzanne Womack**           Secretary and Assistant Vice President

     * Principal business address is 1300 South Clinton Street, Fort Wayne, IN 46802

     ** Principal business address is 200 East Berry Street, Fort Wayne, IN 46802-2706.

     *** Principal business address is 1700 Magnovox Way, One Reinsurance Place, Fort Wayne, IN 46804

     **** Principal business address is 900 Cottage Grove Road, Bloomfield, CT 06152-2321.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     See Exhibit 15(a): Organizational Chart of The Lincoln National Insurance Holding Company System.

ITEM 27.  NUMBER OF PURCHASERS

     As of August 31, 1998, there were 268,490 contractowners.

ITEM 28.  INDEMNIFICATION

     (a) Brief description of indemnification provisions.

     In general, Article VII of the By-laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life. Please refer to Article VII of the By-laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is again public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

     Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29.                       Principal Underwriter

     (a) American Funds Distributors, Inc., is also the Principal Underwriter of shares of: AMCAP Fund, Inc., American Balanced Fund, Inc., The American Funds Income Series, The American Funds Tax-Exempt Series I, The American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, Inc., American High-Income Trust, American Mutual Fund, Inc., Capital Income Builder, Inc., Capital World Bond Fund, Inc., Capital World Growth and Income Fund, Inc., The Cash Management Trust of America, EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America, Inc., Intermediate Bond Fund of America, The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., SMALLCAP World Fund, Inc., The Tax-Exempt Bond Fund of America, Inc., The Tax-Exempt Money Fund of America, The U.S. Treasury Money Fund of America and Washington Mutual Investors Fund, Inc.

     (b)              (1)                                       (2)
        Name and Principal                      Positions and Offices
         Business Address                        with Underwriter
        ------------------                      ---------------------

        David L. Abzug                          Regional Vice President
        27304 Park Vista Road
        Van Nuys, CA 91301

        John A. Agar                            Regional Vice President
        1501 N. University Drive, Suite 227A
        Little Rock, AR 72207

   Robert B. Aprison                   Vice President
   2983 Bryn Wood Drive
   Madison, WI  53711

S  Richard Armstrong                   Assistant Vice President

L  William W. Bagnard                  Vice President

   Steven L. Barnes                    Senior Vice President
   8000 Town Line Avenue South
   Suite 204
   Minneapolis, MN  55438

B  Carl R. Bauer                       Assistant Vice President

   Michelle A. Bergeron                Vice President
   4160 Gateswalk Drive
   Smyrna, GA 30080

   Joseph T. Blair                     Senior Vice President
   27 Drumlin Road
   West Simsbury, CT 06092

(b)                 (1)                               (2)
     Name and Principal               Positions and Offices
     Business Address                 with Underwriter
     ------------------               ---------------------

     John A. Blanchard                Regional Vice President
     6421 Aberdeen Road
     Mission Hills, KS 66208

     Ian B. Bodell                    Senior Vice President
     P.O. Box 1665
     Brentwood, TN 37024-1655

     Michael L. Brethower             Vice President
     2320 North Austin Avenue
     Georgetown, TX  78628

     C. Alan Brown                    Regional Vice President
     4129 Laclede Avenue
     St. Louis, MO  63108

L    Daniel C. Brown                  Sr. Vice President

H    J. Peter Burns                   Vice President

     Brian C. Casey                   Regional Vice President
     9508 Cable Drive
     Kensington, MD 20895

     Victor C. Cassato                        Senior Vice President
     609 W. Littleton Blvd., Suite 310
     Littleton, CO 80120

     Christopher J. Cassin                    Senior Vice President
     111 W. Chicago Avenue, Suite G3
     Hinsdale, IL 60521

     Denise M. Cassin                         Vice President
     1301 Stoney Creek Drive
     San Ramon, CA 94538

L    Larry P. Clemmensen                      Director

L    Kevin G. Clifford                        Director, President

     Ruth M. Collier                          Vice President
     145 West 67th Street, Suite #12K
     New York, NY  10023

S    David Coolbaugh                          Assistant Vice President

(b)                (1)                             (2)
     Name and Principal           Positions and Offices
     Business Address             with Underwriter
     ---------------------        ---------------------

     Thomas E. Cournoyer          Vice President
     2333 Granada Boulevard
     Coral Gables, FL 33134

     Douglas A. Critchell         Senior Vice President
     4116 Woodbine St.
     Chevy Chase, MD 20815

L    Carl D. Cutting              Vice President

     Dan J. Delianedis            Regional Vice President
     8689 Braxton Drive
     Eden Prairie, MN 55347

     Michael A. Dilella           Vice President
     P.O. Box 661
     Ramsey, NJ 07446

     G. Michael Dill              Senior Vice President
     505 E. Main Street
     Jenks, OK 74037

     Kirk D. Dodge                            Senior Vice President
     633 Menlo Avenue, Suite 210
     Menlo Park, CA 94025

     Peter Doran                              Senior Vice President
     1205 Franklin Avenue
     Garden City, NY 11530

L    Michael J. Downer                        Secretary

     Robart W. Durbin                         Vice President
     74 Sunny Lane
     Tiffin, OH 44883

I    Lloyd G. Edwards                         Senior Vice President

L    Paul H. Fieberg                          Sr. Vice President

     John R. Fodor                            Vice President
     15 Latisquama Road
     Southborough, MA 01772

(b)               (1)                                     (2)
   Name and Principal                   Positions and Offices
    Business Address                     with Underwriter
   ------------------                  ----------------------

L  Mark P. Freeman, Jr.                Director


   Clyde E. Gardner                    Vice President
   Route 2, Box 3162
   Osage Beach, MO 65065

B  Evelyn K. Glassford                 Vice President


   Jeffrey J. Greiner                  Vice President
   12210 Taylor Road
   Plain City, OH 43064

L  Paul G. Haaga, Jr.                  Director


B  Mariellen Hamann                    Assistant Vice President


   David E. Harper                     Vice President
   R.D. 1, Box 210, Rte 519
   Frenchtown, NJ 08825


   Ronald R. Hulsey                    Regional Vice President
   6744 Avalon
   Dallas, TX 75214


   Robert S. Irish                     Regional Vice President
   1225 Vista Del Mar Drive
   Delray Beach, FL 33483


L  Robert L. Johansen                  Vice President, Controller


   Michael J. Johnston                 Director
   630 Fifth Ave., 36th Floor
   New York, NY 10111-0121


B  Damien M. Jordan                    Vice President


   V. John Kriss                       Vice President
   P.O. Box 274
   Surfside, CA 90743


   Arthur J. Levine                    Vice President
   12558 Highlands Place
   Fishers, IN  46038

(b)                (1)                                    (2)
    Name and Principal                  Positions and Offices
     Business Address                      with Underwriter
    ------------------                  ---------------------

B   Karl A. Lewis                       Assistant Vice President


    T. Blake Liberty                    Regional Vice President
    5506 East Mineral Lane
    Littleton, CO 80122


L   Lorin E. Liesy                      Assistant Vice President

L   Susan G. Lindgren                   Vice President - Institutional
                                        Investment Services Division


S   Stella Lopez                        Vice President


LW  Robert W. Lovelace                  Director


    Stephen A. Malbasa                  Vice President
    13405 Lake Shore Blvd.
    Cleveland, OH 44110


    Steven M. Markel                    Senior Vice President
    5241 South Race Street
    Littleton, CO 80121


L   John C. Massar                      Director, Senior Vice President


L   E. Lee McClennahan                  Senior Vice President


L   Jamie R. McCrary                    Assistant Vice President


S   John V. McLaughlin                  Senior Vice President


    Terry W. McNabb                     Vice President
    2002 Barrett Station Road
    St. Louis, MO  63131


L   R. William Mellnat                  Vice President-Institutional
                                        Investment Services Division


    David R. Murray                     Vice President
    60 Briant Avenue
    Sudbury, MA  01776


    Stephen S. Nelson                   Vice President
    P.O. Box 470528
    Charlotte, NC 28247-0528

(b)               (1)                                (2)
   Name and Principal                Positions and Offices
    Business Address                  with Underwriter
   ------------------                ---------------------

   William E. Noe                    Regional Vice President
   304 River Oaks Road
   Brentwood, TN 37207


   Peter A. Nyhus                    Regional Vice President
   3084 Wilds Ridge Court
   Prior Lake, MN 55372


   Eric P. Olson                     Regional Vice President
   62 Park Drive
   Glenview, IL 60025


   Fredric Phillips                  Vice President
   32 Ridge Avenue
   Newton Centre, MA 02159



B  Candance D. Pilgrim               Assistant Vice President


   Carl S. Platou                    Regional Vice President
   4021 96th Avenue, SE
   Mercer Island, WA 98040


L  John O. Post, Jr.                 Vice President


S  Richard P. Prior                  Assistant Vice President



   Steven J. Reitman                 Vice President
   212 The Lane
   Hinsdale, IL 60521


   Brian A. Roberts                  Vice President
   12025 Delmahoy Drive
   Charlotte, NC 28277


   George S. Ross                    Senior Vice President
   55 Madison Avenue
   Morristown, NJ 07962


L  Julie D. Roth                     Vice President


L  James F. Rothenberg               Director



   Douglas F. Rowe                   Regional Vice President
   30008 Oakland Hills Drive
   Georgetown, TX 78628

(b)               (1)                                (2)
   Name and Principal                 Positions and Offices
    Business Address                    with Underwriter
   ------------------                 ---------------------


   Christopher Rowey                  Regional Vice President
   9417 Beverlywood Street
   Los Angeles, CA 90034


   Dean B. Rydquist                   Vice President
   1080 Bay Pointe Crossing
   Alpharetta, GA 30202


   Richard R. Samson                  Vice President
   4604 Glencoe Avenue, No. 4
   Marina del Rey, CA 90292


   Joe D. Scarpitti                   Regional Vice President
   31465 St. Andrews
   Westlake, OH  44145


L  Daniel B. Seivert                  Assistant Vice President


L  R. Michael Shanahan                Director


   David W. Short                     Chairman of the Board
   Suite 212, 1000 RIDC Plaza
   Pittsburgh, PA 15238-2941


   William P. Simon, Jr.              Senior Vice President
   554 Canterbury Lane
   Berwyn, PA 19312


L  John C. Smith                      Vice President-
                                      Institutional Investment
                                      Services Division

L  Mary E. Smith                      Vice President-
                                      Institutional Investment
                                      Services Division


   Rodney G. Smith                    Vice President
   100 N. Central Expressway, Suite 1214
   Richardson, TX 75080


   Nicholas D. Spadaccini             Regional Vice President
   855 Markley Woods Way
   Cincinnati, OH  45230


L  Kristen J. Spazafumo               Assistant Vice President

(b)               (1)                                  (2)
   Name and Principal                Positions and Offices
    Business Address                   with Underwriter
   ------------------                ---------------------

   Daniel S. Spradling               Senior Vice President
   #4 West Fourth Avenue, Suite 406
   San Mateo, CA 94402


B  Max D. Stites                     Vice President


   Thomas A. Stout                   Regional Vice President
   12913 Kendale Lane
   Bowie, MD 20715


   Craig R. Strauser                 Regional Vice President
   3 Dover Way
   Lake Oswego, OR 97034


   Francis N. Strazzeri              Vice President
   31641 Saddletree Drive
   Westlake Village, CA 91361


L  Drew Taylor                       Assistant Vice President


S  James P. Toomey                   Vice President


I  Christopher E. Trede              Vice President



   George F. Truesdail               Vice President
   400 Abbotsford Court
   Charlotte, NC 28270


   Scott W. Ursin-Smith              Regional Vice President
   60 Reedland Woods Way
   Tiburon, CA 94920


H  Andrew J. Ward                    Vice President


L  David M. Ward                     Vice President-
                                     Institutional Investment
                                     Services Division


   Thomas E. Warren                  Regional Vice President
   1701 Starling Drive
   Sarasota, FL 34231



L  J. Kelly Webb Sr.                 Senior Vice President, Treasurer


(b)                 (1)                             (2)
     Name and Principal           Positions and Offices
     Business Address             with Underwriter
     ------------------           ---------------------

     Gregory J. Weimer            Vice President
     125 Surrey Drive
     Canonsburg, PA 15317

B    Timothy W. Weiss             Director

     N. Dexter Williams           Senior Vice President
     25 Whitside Court
     Danville, CA 94526

     Timothy J. Wilson            Regional Vice President
     113 Farmview Place
     Venetia, PA 15367

B    Laura L. Wimberly            Vice President

H    Marshall D. Wingo Sr.        Director, Senior Vice President

L    Robert L. Winston            Director, Sr. Vice President

     Laurie B. Wood               Regional Vice President
     3500 West Camino de Urania
     Tucson, AZ 85741

     William R. Yost              Regional Vice President
     9320 Overlook Trail
     Eden Prairie, MN 55347

     Janet M. Young               Regional Vice President
     1616 Vermont
     Houston, TX 77006

     Scott D. Zambon              Regional Vice President
     320 Robinson Drive
     Tustin Ranch, CA 92782

- -------------
L    Business Address, 333 South Hope Street, Los Angeles, CA 90071
LW Business Address, 11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025
B    Business Address, 135 South State College Boulevard, Brea, CA 92821
S    Business Address, 8000 IH-10, Suite 1400, San Antonio, TX 78230
H    Business Address, 5300 Robin Hood Road, Norfolk, VA 23513
I    Business Address, 8332 Woodfield Crossing Blvd., Indianapolis, IN 46240

Item 32
- -------

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     See Exhibit 15(b): Books and Records Report.

ITEM 31.  MANAGEMENT SERVICES

     Not applicable.

ITEM 32.  UNDERTAKINGS

(a) Registrant undertakes that it will file a post effective amendment to this registration statement under the Securities Act of 1933 as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Contract application or order to purchase that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver promptly, upon written or oral request made to The Lincoln National Life Insurance Company at the address or phone number listed in the Prospectus, any Statement of Additional Information and any financial statements required by Form N-4 to be made available to applicants or owners.

(d) The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

(e) Registrant represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plan meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

(f) For Contracts sold in connection with the Texas Option Retirement Program, Registrant is relying on Rule 6c-7 and represents that paragraphs (a) through
(d) of that rule have been complied with.

                                      SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Fort Wayne and State of Indiana on the _____th day of September, 1998.

                              LINCOLN NATIONAL VARIABLE ANNUITY
                              ACCOUNT H (Shareholder's Advantage)
                              (Registrant)

                              By:  /s/ Stephen H.  Lewis
                                   ---------------------------------------------
                                   Stephen H. Lewis
                                   (Signature-Officer of Depositor)
                                   Senior Vice President, LNL
                                   (Title)

                              By:  THE LINCOLN NATIONAL LIFE
                                   INSURANCE COMPANY
                                   (Depositor)

                              By:  /s/ Gabriel L.  Shaheen
                                   ---------------------------------------------
                                   Gabriel L.  Shaheen
                                   President
                                   (Title)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURES                                         TITLE                              DATE
----------                                         -----                              ----
/s/ Gabriel L.  Shaheen                 President, Chief Executive Officer     September__, 1998
---------------------------------       & Director (Principal Executive
Gabriel L.  Shaheen                     Officer)


                                        Executive Vice President and           September__, 1998
---------------------------------       Director
Lawrence T. Rowland


/s/ Keith J.  Ryan                      Senior Vice President, Chief           September__, 1998
---------------------------------       Financial Officer and Assistant
Keith J.  Ryan                          Treasurer (Principal Accounting
                                        Officer and Principal Financial
                                        Officer)




SIGNATURES                                         TITLE                              DATE
----------                                         -----                              ----
/s/ H. Thomas McMeekin                 Director                               September__, 1998
---------------------------------
H. Thomas McMeekin

/s/ Richard C. Vaughan                 Director                               September__, 1998
---------------------------------
Richard C. Vaughan


/s/ Jon A. Boscia                      Director                               September__, 1998
---------------------------------
Jon A.  Boscia